                                                               DRAFT 050907
(212) 818-8881                                                (212) 818-8880
                                                               email address
                                                           nscooler@graubard.com

                                   May 9, 2007

FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Reynolds:

          Re:  Courtside Acquisition Corp. Proxy Statement on Schedule 14A
               Filed March 14, 2007
               File No. 000-32549

Dear Mr. Reynolds:

     On behalf of Courtside Acquisition Corp. (the "Company" or "Courtside"), we
respond as follows to the Staff's comment letter dated April 13, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the prior filing made on March 14, 2007. We are also delivering three courtesy copies of such marked proxy statement to Mr.
Jay Williamson, together with the supplemental materials identified in this letter. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

     We call to your attention that the Company is required to complete its business combination by July 7, 2007. If this does not occur, it will be required, by virtue of its charter, to liquidate. Accordingly, we respectfully request that the timing of your response to this filing take this critical fact into account.

GENERAL

1.   WE NOTE THE STATEMENT IN YOUR FORM 8-K FILED JANUARY 25, 2007 THAT
     "[C]OMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K,
     COURTSIDE ... INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS
     STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN
     PURCHASING COURTSIDE SECURITIES." ADVISE US IF ANY PRESENTATIONS

Securities and Exchange Commission
May 9, 2007

     OCCURRED, IDENTIFY THE PARTICIPANTS AND TELL US IF ANY WRITTEN MATERIALS
     WERE USED. WE NOTE SEVERAL PHOTOGRAPHS AND TABLES FILED WITH THE FORM 8-K.
     IT APPEARS THAT NO OTHER WRITTEN MATERIALS WERE FILED REGARDING THIS
     SOLICITATION OR ANY SUBSEQUENT PRESENTATIONS. SEE RULE 14A-12.

     We are furnishing the Staff, as supplemental information, a list for each meeting, showing its date and participants (other than Courtside, ACN or
EarlyBirdCapital participants). At these meetings, no written materials were used other than those included as exhibits to Courtside's Current Report on Form
8-K and amendment thereto on Form 8-K/A, each filed on January 25, 2007.

     Pursuant to Rule 83 of the SEC's rules and regulations relating to SEC records and information, 17 C.F.R. Section 200.83, we hereby request that confidential treatment be accorded this list and that such material not be disclosed in response to any inquiry under the Freedom of Information ACT (%.
U.S.C. Section 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. Both pages of the list being delivered to the Staff have been marked with a legend substantially similar to the following: "Confidential Treatment Requested by Courtside Acquisition Corp.
and EarlyBirdCapital Inc." In addition to our request for confidential treatment of the list, we request than any memoranda, notes or other writings made by any member or employee of the Commission relating to the foregoing or any conference or telephone conversation with respect thereto and any copies or extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C.
Section 552(b) and 17 C.F.R. Section 200.80(b)(4).

2.   WITH RESPECT TO "OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING
     COURTSIDE SECURITIES," ADVISE US OF THE PARTICIPATION OF ANY SUCH PERSONS
     DURING YOUR PRESENTATIONS. ALSO, PLEASE EXPLAIN THE APPLICABILITY OF
     SECTION 5 OF THE SECURITIES ACT, AND ANY RELEVANT EXEMPTIONS THERETO, TO
     WHAT APPEARS TO BE A SOLICITATION OF POTENTIAL INVESTORS.

     "Other persons who might be interested in purchasing Courtside securities"
are noted in the list referred to in our response to comment 1. We don't believe that Section 5 of the Securities Act is applicable in the circumstances of these meetings as no offer to sell or buy any Courtside securities was made by
Courtside. If any of such persons were to buy any Courtside securities, they could only do so by purchasing outstanding securities in the public market or through a private transaction with a current stockholder.

     We hereby incorporate into this comment the request for confidentiality in our response to comment 1.

3.   WE NOTE THAT YOUR ARTICLES OF INCORPORATION REQUIRE THAT YOU CONSUMMATE A
     TRANSACTION OR DELIVER PROXIES TO COMPLY WITH A MANDATORY LIQUIDATION AND

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May 9, 2007

     DISSOLUTION BY EARLY JULY 2007. PLEASE ADVISE US, GIVEN THE POSSIBILITY OF
     NOT COMPLETING THIS OR ANOTHER TRANSACTION AND THE SHORT AMOUNT OF TIME
     BEFORE JULY, WHY YOU ARE NOT CHOOSING TO PROVIDE FOR A CONTINGENT
     LIQUIDATION AND DISSOLUTION IN THIS PROXY.

     As there is no present reason to believe that the transaction with ACN won't be able to close prior to the date mandated for Courtside's liquidation, we prefer not to include a liquidation proposal in the proxy statement at this time. To do so would make what is admittedly a long and complex proxy statement even more so. We would rather not divert the stockholders' attention from the more important matter of the acquisition itself. Should it turn out that
Courtside must be liquidated because of a failure to complete a timely business combination, it will promptly prepare, file and distribute the necessary proxy materials for the stockholder meeting called to consider and vote upon its liquidation and dissolution.

COVER PAGE

4.   YOU DISCLOSE ON THE COVER PAGE THAT THE "EXACT CONVERSION PRICE" WILL BE
     SET TWO DAYS PRIOR TO THE CONSUMMATION OF THE ACQUISITION; HOWEVER, YOU
     REQUIRE SHAREHOLDERS TO TENDER THEIR CERTIFICATES PRIOR TO THIS DATE BASED
     ON WHAT THE CONVERSION PRICE "WOULD HAVE BEEN APPROXIMATELY" ON THE RECORD
     DATE. PLEASE REVISE THE SUMMARY AND APPROPRIATE SECTIONS TO CLARIFY HOW THE
     CONVERSION AMOUNT WILL BE CALCULATED; WHAT FEES/EXPENSES, INCLUDING ANY
     MERGER RELATED FEES, WILL BE INCLUDED; STATE WHETHER THIS CALCULATION WILL
     BE CONSISTENT WITH THE RECORD DATE CALCULATION; AND CLARIFY WHETHER THE
     BOARD OF DIRECTORS WILL BE RESPONSIBLE FOR REVIEWING THE AMOUNT OF THESE
     PAYMENTS.

     The disclosures on the second page of the Notice of Special Meeting and elsewhere have been revised as requested.

5.   PLEASE REVISE ITEMS (1) THROUGH (5) TO AVOID UNNECESSARY LEGALESE, DETAILS
     AND INFORMATION THAT SHOULD APPEAR IN THE BACK OF THE DOCUMENT. FOR
     EXAMPLE, INSTEAD OF THE SPECIFIC SUB-SECTIONS IDENTIFIED IN ITEM (3),
     PRESENT THE SUBSTANCE OF THE CHANGE AND INCLUDE THE DETAILS ON PAGE 71,
     WHERE THEY CURRENTLY APPEAR. AS ANOTHER EXAMPLE, IT DOES NOT APPEAR
     NECESSARY TO HIGHLIGHT SECTION 2.22 OF THE PURCHASE AGREEMENT IN (1).

     Items (1) through (5) on the first page of the Notice of Special Meeting have been revised as requested.

6.   PLEASE REVISE THE COVER PAGE AND THROUGHOUT THE PROXY STATEMENT TO DELETE
     REFERENCES TO COURTSIDE'S COMMON STOCK "SOLD IN ITS INITIAL PUBLIC
     OFFERING." FOR EXAMPLE, YOU STATE THAT EACH STOCKHOLDER WHO HOLDS SHARES OF
     COMMON STOCK SOLD IN THE IPO HAS THE RIGHT TO CONVERT. BECAUSE PUBLIC
     INVESTORS WHO PURCHASED IN THE OPEN MARKET

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May 9, 2007

     MAY HAVE CONVERSION RIGHTS, PLEASE AVOID CONFUSING REFERENCES TO THE IPO
     WHEN UNNECESSARY. SEE ALSO "SOLID IN ITS INITIAL PUBLIC OFFERING," "ISSUED
     IN COURTSIDE'S IPO" AND "THE HOLDERS OF SHARES ISSUED IN THE IPO" ON THE
     COVER PAGE. REVISE THROUGHOUT; FOR EXAMPLE, SEE "ISSUED IN COURTSIDE'S IPO"
     IN THE FIRST Q&A ON PAGE FOUR.

     The first page of the Notice of Special Meeting and other parts of the proxy statement have been revised to replace the phrase "shares sold in its initial public offering" and similar phrases with the term "Public Shares,"
which is defined on the second page of the Notice of Special Meeting.

7.   PLEASE REVISE ITEM (1) TO QUANTIFY THE TOTAL CONSIDERATION AND "CERTAIN
     LIABILITIES." THE PARAGRAPH SHOULD ALSO QUANTIFY THE APPROXIMATE AMOUNT OF
     DEBT NECESSARY TO SUPPLEMENT THE TRUST ASSETS AND COVER THE PURCHASE PRICE.
     IN THIS REGARD, REVISE THE THIRD BULLET POINT ON PAGE THREE AND ELSEWHERE
     TO INDICATE THAT ADDITIONAL FINANCING COMMITMENTS ARE NECESSARY INSTEAD OF
     STATING THAT THEY "MAY" BE USED TO FUND A PORTION OF THE ACQUISITION.

     What the comment refers to as the "cover page" is actually the Notice of
Special Meeting. We believe that the enumerated items on the first page of the
Notice should provide descriptions of the matters to be voted upon but should not go into great detail about them. Accordingly, we have revised item (1) to quantify the total consideration. However, we do not believe that details such as the quantification of the "certain liabilities" (many of which are not capable of quantification) or of the debt that will be incurred to consummate the transaction properly belong in this section of the document and have addressed these matters elsewhere (see, for example, what is now the sixth main bullet point on page 1 (in the section entitled "Summary of the Material Terms of the Transaction"), which addresses the required debt, and the fourth main bullet on page 1, which addresses the liabilities being assumed by Courtside).
We have revised, as requested, what is now the sixth (formerly the third) bullet point on page 1 (not page 3 as noted in the comment) and elsewhere to address the financing issue raised by the comment.

8.   PLEASE REVISE THE REFERENCE TO INITIAL STOCKHOLDERS' 17.9% TO EXPLAIN THAT
     THEIR VOTE, IN ACCORDANCE WITH THE VOTE OF THE MAJORITY, WILL HAVE NO
     EFFECT ON THE OUTCOME.

     The text on the second page of the Notice of Special Meeting has been revised to indicate that the vote of the initial stockholders with respect to the Courtside common stock that they acquired prior to Courtside's IPO will have no effect on the outcome of the vote on the acquisition proposal.

9.   WE NOTE THE REFERENCE TO 955,000 HOUSEHOLDS AS OF FEBRUARY 2007. WE ALSO
     NOTE A PUBLICATION BY WACHOVIA DATED JANUARY 24, 2007 STATING THAT ACN'S
     GROUP OF PUBLICATIONS "REACHES APPROXIMATELY 875,000 HOUSEHOLDS." PLEASE
     REVISE OR ADVISE.

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May 9, 2007

     The 955,000 household number included circulation from ACN's niche
(non-newspaper) publications, which the lower figure did not. All circulation figures now include that of the niche publications, are updated through April
30, 2007 and reflect the acquisition by ACN of the printing and publishing assets of C.M. Media, Inc. on that date.

10.  PLEASE REVISE REFERENCES ON PAGE ONE, EIGHT AND ELSEWHERE TO ACN AS A
     "LEADING COMMUNITY NEWSPAPER" TO EITHER DELETE THE REFERENCE TO LEADING OR
     PROVIDE A BASIS FOR THE STATEMENT.

     All references to ACN as a "leading" community newspaper have been deleted.

11.  PLEASE REVISE THE THIRD BULLET POINT ON PAGE THREE [SIC - WE BELIEVE THIS
     IS INTENDED TO BE A REFERENCE TO PAGE 1]] TO IDENTIFY AND QUANTIFY THE
     SIGNIFICANT LIABILITIES INSTEAD OF REFERRING TO WHAT IS TAKEN INTO ACCOUNT
     IN THE CALCULATION OF ACN'S BALANCE SHEET WORKING CAPITAL, WITH WHICH
     SHAREHOLDERS OF COURTSIDE ARE NOT FAMILIAR. SEE ALSO THE SECOND FULL
     PARAGRAPH ON PAGE 11. PLEASE REVISE TO AVOID PARENTHETICAL PHRASES AND
     EMBEDDED LISTS IN THIS AND THE FOURTH BULLET POINTS, WHICH ARE DENSE AND
     DIFFICULT TO UNDERSTAND.

     In response to this comment and comment 18, we have substantially revised the section entitled "Summary of the Material Terms of the Acquisition" to
improve its readability. In doing so, we deleted the reference to "Balance Sheet
Working Capital," in the third bullet point. This term is now first described on page 12 as ACN's working capital (its current assets less current liabilities)
as of the closing date of the acquisition. Under the purchase agreement, other than contractual obligations arising after the closing, the only liabilities that Courtside will assume are liabilities taken into account, and for which it gets credit, in the calculation of Balance Sheet Working Capital. As these are not specifically identified and will not be known until after the closing, they cannot now be quantified. Courtside will not assume any of ACN's obligations for indebtedness for borrowed money or capital leases. We believe that the manner in which we have revised this section makes it readily understandable.

12.  PLEASE REVISE TO CLARIFY THE SUBSTANCE OF THE "CERTAIN SPECIFIED
     REPRESENTATIONS" AND "CERTAIN EXCLUDED LIABILITIES." SEE ALSO "CERTAIN
     LIABILITIES" IN THE FIRST Q&A ON PAGE TWO, THE SECOND PARAGRAPH OF PAGE
     NINE AND ELSEWHERE.

     Such references have been clarified throughout the proxy statement to specify the particular representations and liabilities.

13.  PLEASE REVISE THE FOURTH BULLET POINT ON PAGE ONE AND ELSEWHERE TO CLARIFY
     THE SOURCE OF POTENTIAL INDEMNIFICATION PAYMENTS FROM ACN. EXPLAIN YOUR
     TREATMENT OF SUCH PAYMENTS AS BEING FROM ACN GIVEN THAT THE $12.5 MILLION
     IS BEING FUNDED OUT OF THE TRUST ASSETS OR DEBT OBLIGATIONS OF COURTSIDE,
     AND NOT OUT OF FUNDS FROM CONTINUING OPERATIONS OF ACN. IN THIS REGARD,
     EXPLAIN THE CIRCUMSTANCES UNDER WHICH

Securities and Exchange Commission
May 9, 2007

     INDEMNIFICATION WOULD BE PAID, INCLUDING WHO WOULD RECEIVE PAYMENTS, THE
     STATUS OF THE ACQUISITION AND THE MAXIMUM TIME PERIOD DURING WHICH PAYMENTS
     MAY BE REQUIRED.

     We believe this point (now the seventh main bullet in the section) as written does address the points you raise (except that we are not certain what is intended by "the status of the acquisition" in this context):

o    the source of the indemnification fund - "$12,500,000 of the purchase price payable at closing" (we added "by ACN" after "payable" for further clarity);

o    the circumstances under which indemnification would be paid - "for breaches of representations and warranties and covenants by ACN and liabilities not assumed by Courtside;"

o    who would receive payments - "To provide a fund for payment to Courtside;"

o    the maximum time period during which payments may be required - "the later of (i) one year from the closing date and (ii) 45 days after the earlier of
     (A) the date that Courtside files its Annual Report on Form 10-K for the year ending December 31, 2007 and (B) the date on which Courtside's audited financial statements for such year have been completed."

     Accordingly, we don't believe that further revision to address this comment is required. We note that the statement in the comment that "given that the
$12.5 million is being funded out of the trust assets or debt obligations of
Courtside" is not correct. It is being funded from the purchase price payment to be made to ACN, as is stated. That Courtside is using its own funds or borrowings to make the purchase price payment does not mean that it is funding the indemnity fund.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, PAGE 3

14.  YOUR CURRENT DISCLOSURE ON PAGE FOUR AND ELSEWHERE INCLUDES STATEMENTS
     CONCERNING MANAGEMENT'S BELIEF THAT ACN "HAS IN PLACE THE INFRASTRUCTURE
     FOR STRONG BUSINESS OPERATIONS AND TO ACHIEVE GROWTH ..." AND PROVIDES YOUR
     SHAREHOLDERS "WITH AN OPPORTUNITY TO PARTICIPATE IN A COMPANY WITH
     SIGNIFICANT GROWTH POTENTIAL." ANY STATEMENTS CONTAINED IN YOUR SCHEDULE
     I4A CONCERNING MANAGEMENT'S BELIEFS, PARTICULARLY THOSE CONCERNING THE
     FUTURE, SHOULD BE ACCOMPANIED BY EITHER: (1) INFORMATION SUPPORTING THOSE
     BELIEFS OR (2) APPROPRIATE QUALIFYING LANGUAGE. PLEASE REVISE YOUR
     DISCLOSURE THROUGHOUT.

     The referenced disclosure has been revised to state the basis for
Courtside's management's beliefs.

Securities and Exchange Commission
May 9, 2007

15.  WITH A VIEW TO DISCLOSURE AND TO THE BEST OF YOUR KNOWLEDGE, TELL US HOW
     MANY SHAREHOLDERS HOLD THEIR SHARES IN CERTIFICATED FORM. TO THE EXTENT
     APPLICABLE, REVISE "HOW DO I EXERCISE MY CONVERSION RIGHTS?" TO ADDRESS THE
     TIMING ASSOCIATED WITH TENDERING A PHYSICAL STOCK CERTIFICATE, INCLUDING
     HOW LONG THE COMPANY EXPECTS TO GIVE INVESTORS TO MEET THIS CONVERSION
     REQUIREMENT AND THE ESTIMATED EXPENSES.

     We are advised by Courtside's transfer agent that there are thirteen
Courtside stockholders who hold their shares in certificated form, including nominee holders such as the Depository Trust Company. The answer to the referenced question has been revised to address the timing associated with tendering a converting holder's shares. As indicated in the response to comment
43, we have deleted the requirement that a converting holder's shares be tendered (either physically or electronically) prior to the meeting.

16.  IN THIS REGARD, PLEASE REVISE THIS Q&A, AND OTHERS, TO ANSWER YES AND NO
     QUESTIONS WITH A "YES" OR "NO," FOLLOWED BY THE NARRATIVE DETAILS. FOR
     EXAMPLE, SEE THE SECOND TO LAST Q&A ON PAGE FIVE AND THE FIRST Q&A ON PAGE
     SEVEN.

     Revisions have been made where appropriate. Because the first Q&A on page 7 has two parts, one of which requires a "no" answer and one of which requires a
"yes" answer, we have revised the question to read: "What should I do with my stock certificates?"

17.  PLEASE REVISE THE THIRD PARAGRAPH ON PAGE FIVE TO CLARIFY WHETHER AN
     EFFECTIVE REGISTRATION STATEMENT IS A CONDITION TO EXERCISE.

     This paragraph has been revised to state that a registration statement must be in effect for a holder to exercise warrants or for Courtside to call the warrants for redemption if the redemption conditions have been satisfied.

SUMMARY, PAGE 8

18.  PLEASE REVISE THE THIRD AND FOURTH BULLET-POINTS ON PAGE ONE TO IMPROVE
     THEIR READABILITY. IN THIS REGARD YOUR EARN-OUT, CONTINGENT PAYMENT AND
     INDEMNIFICATION-RELATED DISCUSSIONS EMPLOY LENGTHY, COMPLEX SENTENCE
     STRUCTURES AND ARE DIFFICULT TO UNDERSTAND.

     Revisions have been made to the disclosures on page one as requested.

19.  IN ADDITION, PLEASE REVISE THE FIRST [SIC - WE BELIEVE THE REFERENCE IS
     INTENDED TO BE TO THE THIRD] BULLET-POINT TO SPECIFY THE AMOUNT OF
     BORROWING THE COMPANY WILL REQUIRE TO FINANCE THE ACQUISITION. IN THIS
     REGARD, PLEASE REVISE THE STATEMENT THAT FINANCING COMMITMENTS FOR UP TO
     $127,700,000 "MAY BE USED TO FUND A PORTION OF THE COSTS OF THE
     ACQUISITION" TO STATE, IF TRUE, THAT SUCH FINANCING COMMITMENTS MUST BE
     USED TO FUND A PORTION OF THE COSTS OF THE ACQUISITION. SIMILARLY, PLEASE
     QUANTIFY THE

Securities and Exchange Commission
May 9, 2007

     ESTIMATED FUNDING AMOUNTS NECESSARY IN ADDITION [TO] THE [NON-]TRUST ASSETS
     INSTEAD OF USING THE PHRASE "A PORTION OF THE COSTS OF THE ACQUISITION."

     We have included a new bullet point on page 1 that specifically addresses the borrowing that will be required to finance the acquisition and for other purposes.

20.  PLEASE REVISE THE THIRD PARAGRAPH ON PAGE EIGHT TO QUANTIFY THE "EXPENSES
     INCURRED" AS OF THE MOST RECENT PRACTICABLE DATE.

     The referenced paragraph has been revised as requested.

21.  WE NOTE THAT THE COMPANY HAS OBLIGATED ITSELF TO ISSUE OPTIONS TO
     MANAGEMENT PURSUANT TO EMPLOYMENT AGREEMENTS. IT APPEARS, BASED ON YOUR
     DISCLOSURE THAT THESE OPTIONS WILL BE ISSUED UNDER YOUR 2007 EQUITY
     INCENTIVE PLAN. PLEASE REVISE TO INDICATE WHETHER YOU WILL ISSUE THESE
     OPTIONS REGARDLESS OF PLAN APPROVAL. PLEASE ENSURE THAT ANY RESPONSE TO THE
     FOREGOING IS ALSO REFLECTED UNDER "2007 LONG-TERM INCENTIVE EQUITY PLAN
     PROPOSAL."

     The discussions of the 2007 Equity Incentive Plan on pages 11 and 99 have been expanded to indicate that the options will be granted even if
Courtside's stockholders do not approve the plan.

22.  IN ADDITION, PLEASE REVISE THE STATEMENT THAT "1,122,000 SHARES WILL BE
     GRANTED" TO DISCLOSE THAT THE GRANT WILL BE EFFECTIVE AT THE CLOSING OF THE
     ACQUISITION, AND QUANTIFY THE VALUE OF THE OPTIONS AS OF THE MOST RECENT
     PRACTICABLE DATE.

     The requested revisions have been included on page 11.

23.  IT APPEARS THAT THE POTENTIAL $10,000,000 EARN-OUT PAYMENT CONTAINS THE
     SAME TRIGGER AS YOUR WARRANT REDEMPTION PROVISION. PLEASE PROVIDE CLEAR
     DISCLOSURE OF WHETHER THE COMPANY INTENDS TO FUND THIS EARN-OUT PAYMENT
     THROUGH A WARRANT REDEMPTION CALL. PLEASE REFER TO THE LAST PARAGRAPH ON
     PAGE 40.

     The discussion of the $10,000,000 earn-out on page 12 has been revised to reflect that the triggers are the same as those for a warrant redemption and that it is Courtside's intention to use proceeds from the exercise of warrants to fund the earn-out.

24.  PLEASE REVISE THE FIRST FULL PARAGRAPH ON PAGE 11 TO IDENTIFY THE "CERTAIN
     OF THE COURTSIDE INSIDE STOCKHOLDERS."

     The specific individuals have been identified as requested.

25.  WITH A VIEW TO DISCLOSURE, TELL US WHY THE COMPANY ELECTED TO HAVE THE
     ENGAGEMENT LETTER GOVERNED BY THE LAWS OF THE STATE OF FLORIDA. ADVISE US
     IF THE COMPANY IS

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May 9, 2007

     AWARE OF CASE-LAW IN NEW YORK OR DELAWARE THAT WOULD PERMIT RELIANCE BY
     SHAREHOLDERS ON THE FAIRNESS OPINION. PLEASE ADD A DISCUSSION OF
     SHAREHOLDER'S ABILITY OR INABILITY TO RELY ON THE OPINION IN THE THIRD FULL
     PARAGRAPH ON PAGE 48.

     Capitalink is a Florida corporation and has its principal offices in
Florida. Accordingly, it feels strongly that its engagement letters should be governed by Florida law rather than other law, such as the state of location or formation of the other parties to its engagement letters, which would subject it to the law of multiple jurisdictions and possibly varying interpretations as to its rights and obligations under the engagement letters. Courtside acceded to
Capitalink's position on this point in the negotiations leading to the execution of the engagement letters.

     Courtside has advised us that it is not aware of case law in New York or
Delaware that would permit reliance by shareholders on the fairness opinion. In this regard, please note that the discussion on pages 13 and 69 indicates the possibility that the law of another jurisdiction could be applied in a given case.

     In response to this comment and comments 69 and 70, the discussion on page
69 has been enlarged to express Capitalink's view that only Courtside's board of directors, and not its stockholders, is entitled to rely upon its opinion. In this regard, please note that we have inserted what was formerly the second full paragraph on page 12 into page 69 (with some slight modification) and have reversed the order of what were the third and fourth full paragraphs on former page 48, which now follow the inserted text. We have also inserted a cross-reference on page 14 to the inserted text that is now on page 69.

26.  WE NOTE THE STATEMENT ON PAGE 14 THAT IF YOU LIQUIDATE, HOLDERS "WILL
     RECEIVE AT LEAST THE AMOUNT THEY WOULD HAVE RECEIVED IF THEY SOUGHT
     CONVERSION." PLEASE REVISE TO EXPLAIN THE BASIS FOR THIS STATEMENT.

     The first paragraph on page 17 has been revised to explain the basis for the referenced statement.

27.  PLEASE REVISE THE THIRD BULLET POINT ON PAGE 15 TO DELETE THE REFERENCE TO
     "IF ANY" DEBTS AND OBLIGATIONS TO INDICATE, IF TRUE, THAT COURTSIDE HAS
     INCURRED DEBTS AND OBLIGATIONS THAT ARE OR WILL LIKELY BE IN EXCESS OF THE
     NON-TRUST ASSETS, THEREBY REQUIRING PAYMENT FROM MESSRS. GOLDSTEIN AND
     GREENWALD IN THE EVENT THE ACQUISITION IS NOT CONSUMMATED. QUANTIFY THE
     APPROXIMATE AMOUNT OF DEBTS AND OBLIGATIONS INCURRED AS OF THE MOST RECENT
     PRACTICABLE DATE, AND DISCLOSE IN QUANTIFIED TERMS THE EXTENT TO WHICH
     THESE AND ANTICIPATED COSTS EXCEED THE REMAINING TRUST ASSETS [SIC - WE
     BELIEVE THIS SHOULD BE NON-TRUST ASSETS]. SIMILARLY REVISE WHERE
     APPROPRIATE, INCLUDING THE FIRST RISK FACTOR ON PAGE 28.

     The referenced text has been revised to provide the information requested.
However, we note that the concluding clause in the first sentence of the comment is not fully accurate, in that

Securities and Exchange Commission
May 9, 2007

Messrs. Goldstein's and Greenwald's obligations to indemnify Courtside for claims of vendors and others that are in excess of non-trust account assets extend only to claims that would be required to be paid from trust account assets.

28.  WE NOTE THE REFERENCE IN THE FOURTH BULLET POINT ON PAGE 15 AND ELSEWHERE
     THROUGHOUT THE PROXY STATEMENT TO REPAYMENT OF LOANS "EXCEPT TO THE EXTENT
     THAT AMOUNTS IT RECEIVES FROM THE RETURN OF ALL OR PART OF THE DEPOSIT MADE
     UPON EXECUTION OF THE PURCHASE AGREEMENT ARE NOT REQUIRED FOR THE PAYMENT
     OF ITS OTHER LIABILITIES." REVISE HERE, THE FIRST RISK FACTOR ON PAGE 28,
     THE SECOND TO LAST PARAGRAPH ON PAGE 126 AND WHERE APPROPRIATE TO DISCLOSE,
     AS OF THE MOST RECENT PRACTICABLE DATE, THE APPROXIMATE AMOUNT OF THE
     $700,000 DEPOSIT THAT WOULD BE NECESSARY TO COVER ACN'S REIMBURSABLE
     EXPENSES IN THE EVENT SHAREHOLDERS DO NOT APPROVE THE ACQUISITION. IN
     ADDITION, PLEASE REVISE TO ELIMINATE DOUBLE NEGATIVES IN THE SENTENCE CITED
     ABOVE AND INDICATE AFFIRMATIVELY, IF TRUE, THAT IT IS EXPECTED THAT THERE
     WILL BE NO FUNDS REMAINING OUTSIDE OF THE TRUST.

     Revised disclosure in response to this comment appears at numerous places in the proxy statement, including on pages 9, 18, 31, 33, 46, 69, 121 and 164.

29.  IN THIS REGARD, ADVISE US IF TRANSACTION-RELATED OR OTHER EXPENSES MAY BE
     REPAID OUT OF THE TRUST IN THE EVENT THE ACQUISITION IS NOT CONSUMMATED.

     Transaction-related and other expenses may not be repaid out of the trust account if the acquisition is not consummated.

30.  WE NOTE THE STATEMENT IN THE LAST BULLET POINT ON PAGE 15 THAT MESSRS.
     GOLDSTEIN AND GREENWALD ENTERED INTO A LETTER AGREEMENT REGARDING THE
     ACQUISITION OF ACN. WITH A VIEW TO DISCLOSURE, ADVISE US IF COURTSIDE MAY
     TERMINATE THE TRANSACTION IF PUBLIC STOCKHOLDERS OWNING LESS THAN 20% OF
     THE SHARES VOTE AGAINST THE ACQUISITION. ALSO WE NOTE THE STATEMENT ON PAGE
     26 THAT "CONVERSIONS IN EXCESS OF APPROXIMATELY 6% ... WILL LIKELY REQUIRE
     US TO SEEK FURTHER DEBT OR EQUITY FINANCING." WITH A VIEW TO DISCLOSURE,
     TELL US IF MESSRS. GOLDSTEIN AND GREENWALD HAVE MADE ARRANGEMENTS WITH THE
     BANK OF MONTREAL OR OTHERS FOR FINANCING TO ACQUIRE ACN IF CONVERSIONS
     EXCEED 6% AND COURTSIDE IS UNABLE TO OBTAIN ADDITIONAL FINANCING.

     Courtside may not terminate the transaction if public stockholders owning less than 20% of the public shares vote against the acquisition. Courtside now estimates that the threshold conversion percentage above which it may require additional financing is now 1.7% rather than 6%. Messrs. Goldstein and Greenwald have not made any arrangements for financing to acquire ACN if conversions exceed that level and Courtside is unable to obtain additional financing. In this regard, we note that their agreement with ACN to purchase ACN's assets grants them to right to do so only if the Courtside - ACN purchase agreement is terminated because of its failure to be approved by Courtside's stockholders or the holders of 20% or more of Courtside's

Securities and Exchange Commission
May 9, 2007

public shares vote against the approval of the transaction and seek conversion of their shares into cash.

31.  YOUR DISCLOSURE APPEARS TO INDICATE THAT YOU MAY CONSUMMATE A DIFFERENT
     ACQUISITION IN THE EVENT THAT THIS CURRENT ACQUISITION IS NOT CONSUMMATED.
     HOWEVER, WE NOTE THAT YOUR 18 MONTH PERIOD HAS ELAPSED AND YOUR FORM S-1
     WOULD APPEAR TO LIMIT YOU TO CONSUMMATING THIS ACQUISITION ONLY AT THIS
     TIME. PLEASE ADVISE OR REVISE.

     Indications that Courtside may be able to consummate a different acquisition if the transaction with ACN is not consummated have been deleted throughout the proxy statement.

32.  PLEASE DISCLOSE, HERE AND ELSEWHERE, THE DOLLAR VALUE ASSOCIATED WITH
     MESSRS. GOLDSTEIN'S AND GREENWALD'S INDEMNIFICATION OBLIGATIONS. IN
     ADDITION, PLEASE ALSO CLARIFY WHETHER THESE MEN ANTICIPATE THAT THEY WILL
     BE ABLE TO MEET THESE OBLIGATIONS AT THIS TIME.

     The requested information has been addressed in the revisions made in response to comment 27.

33.  PLEASE CLARIFY HERE AND ELSEWHERE AS APPROPRIATE THAT THE ACQUISITION
     AGREEMENT CONTAINS A FINANCING COMMITMENT OF $100,000,000. WE NOTE SECTION
     3.27 OF THE APA. IN ADDITION, PLEASE CLARIFY MATERIAL CONDITIONS TO YOUR
     BANK LENDING, INCLUDING MATERIAL CONDITIONS TO THE FINANCING FROM THE BANK
     OF MONTREAL.

     While Section 3.27 of the purchase agreement does represent that Courtside has received commitments from financial institutions to make funding available to enable Courtside to pay the purchase price and associated expenses, all subject to the terms and conditions of the commitments, neither it nor any other provision of the purchase agreement contains or constitutes a financing commitment. Accordingly, we do not believe that disclosure to the effect requested is required. As further requested, however, the conditions to the bank lending have been clarified at all relevant places in the proxy statement.

34.  YOUR SUMMARY AND Q&A ARE REPETITIVE. THIS REPETITION CONTRIBUTES TO A
     LENGTHY PROXY STATEMENT OF OVER 130 PAGES, NOT INCLUDING THE FINANCIAL
     STATEMENTS AND APPENDICES. FOR EXAMPLE, YOU REPEAT THE BOARD'S
     RECOMMENDATIONS ON PAGES THREE AND NINE, WHEN SUCH INFORMATION APPEARS ON
     THE COVER PAGE AND PAGE 32. YOU ALSO REPEAT THE DETAILS OF THE QUORUM AND
     REQUIRED VOTES ON PAGES 13, 33 AND WITH THE DESCRIPTION OF EACH MATTER, IN
     ADDITION TO THE COVER PAGE. AS ANOTHER NON-EXCLUSIVE EXAMPLE, YOU REPEAT
     THE DETAILS OF THE PURPOSE OF THE MEETING ON PAGE 32 WHEN THIS INFORMATION
     WAS ALREADY PRESENTED ON PAGE THREE AND THE COVER PAGE. TO MAKE YOUR PROXY
     MORE READABLE, PLEASE AVOID UNNECESSARY REPETITION, ESPECIALLY IN THE Q&A
     AND SUMMARY SECTIONS.

Securities and Exchange Commission
May 9, 2007

     We have removed all repetitions that we believe are unnecessary.

SELECTED HISTORICAL FINANCIAL INFORMATION, PAGE 19

35.  PLEASE DISCLOSE THE AMOUNT OF CURRENT ASSETS AND CURRENT LIABILITIES FOR
     ACN ON PAGE 20.

     The requested information has been provided on page 23.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION, PAGE 21

36.  PLEASE REVISE YOUR PRESENTATION TO DISCLOSE THE AMOUNT OF CURRENT ASSETS
     AND CURRENT LIABILITIES ON PAGE 22.

     The requested information has been provided on page 25.

RISK FACTORS, PAGE 23

37.  YOUR PAGE 23 RISK FACTOR INDICATES THAT ONLY ONE-HALF OF YOUR INTEREST
     REPAYMENT OBLIGATIONS WILL BE COVERED BY AN INTEREST RATE SWAP. IN AN
     APPROPRIATE SECTION, PLEASE EXPAND TO DISCUSS, AND QUANTIFY YOUR
     SENSITIVITY TO FUTURE INTEREST RATE MOVEMENTS ASSUMING THE COMPLETION OF
     THE TRANSACTION AND BANK OF MONTREAL FINANCING.

     The sensitivity to future interest rate movements has been addressed in the risk factor on page 27 and in note K to the Selected Unaudited Pro Forma
Financial Statements on page 96.

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH, PAGE 23

38.  PLEASE REVISE TO QUANTIFY THE "SUBSTANTIAL PORTION" OF YOUR CASH FLOW FROM
     OPERATIONS THAT MUST BE DEDICATED TO THE PAYMENT OF INTEREST. PLEASE
     DISCLOSE THE TOTAL YEARLY DEBT PAYMENTS ANTICIPATED FOR THE NEXT SEVERAL
     YEARS. ALSO, PLEASE REVISE THE INTRODUCTORY PARAGRAPH TO QUANTIFY THE DEBT
     ASSUMING THE MAXIMUM AMOUNT OF COURTSIDE CONVERSIONS.

     The referenced risk factor, set forth on page 27, has been revised to include the information requested.

WE COULD BE ADVERSELY AFFECTED BY DECLINING CIRCULATION, PAGE 24

39.  PLEASE REVISE HERE AND WHERE APPROPRIATE TO BRIEFLY IDENTIFY THE NATURE OF
     CIRCULATION REVENUE. FOR EXAMPLE, EXPLAIN IF IT RELATES TO THE DELIVERY
     FEES ACN CHARGES FOR HOME DELIVERY.

     The requested information has been provided on page 29.

Securities and Exchange Commission
May 9, 2007

OUR EXISTING CASH WILL NOT BE SUFFICIENT, PAGE 26

40.  PLEASE REVISE THE LAST SENTENCE TO QUANTIFY AND IDENTIFY THE NATURE OF FEES
     THAT WOULD BE OWED TO ACN.

     An additional sentence has been added at the end of this risk factor to indicate that, in situations where it would be entitled to receive reimbursement, it is expected that ACN would be entitled to receive the entire
$700,000 deposit.

OUR WORKING CAPITAL WILL BE REDUCED, PAGE 26

41.  PLEASE REVISE THE CAPTION TO DISCLOSE THAT YOU WOULD HAVE TO OBTAIN FURTHER
     DEBT OR EQUITY FINANCING IF CONVERSIONS EXCEED 6%.

     The caption has been revised to change "may" in the second sentence to
"will." The relevant percentage is now 1.7% rather than 6.0% and the risk factor has been revised to disclose this and that no financing commitments are in place to fund conversions in excess of that level.

OUR CURRENT DIRECTORS AND EXECUTIVE OFFICERS, PAGE 28

42.  PLEASE REVISE TO INCLUDE A SEPARATE RISK FACTOR THAT IDENTIFIES AND
     ADDRESSES THE POTENTIAL "CHANGES OR WAIVERS IN THE TERMS OF THE BUSINESS
     COMBINATION" THAT THE INSIDERS MAY AGREE TO.

     The risk factor that formerly appeared at the beginning of page 28 has been split into two risk factors, with the second identifying and addressing such potential changes or waivers.

SPECIAL MEETING OF COURTSIDE STOCKHOLDERS, PAGE 32

43.  WE NOTE THAT THE COMPANY HAS DISCLOSURE INDICATING THAT SHAREHOLDERS MUST
     TENDER THEIR STOCK CERTIFICATE PRIOR TO THE SPECIAL MEETING IN ORDER TO
     CONVERT THEIR SHARES IN CONNECTION WITH THE MERGER TRANSACTION. IN ISSUING
     THE FOLLOWING COMMENTS, PLEASE KNOW THAT WE ARE PARTICULARLY CONCERNED WITH
     THE PROCEDURES THAT SHAREHOLDERS MUST FOLLOW IN ELECTING TO CONVERT THEIR
     SHARES AS WELL AS THE TIMEFRAME AVAILABLE TO THEM TO PERFECT THEIR RIGHTS.
     ACCORDINGLY,

     A.   PLEASE PROVIDE CLEAR DISCLOSURE IN THE COVER PAGE, Q&A AND SUMMARY
          SECTION REGARDING THE ADDITIONAL STEPS THAT MUST BE TAKEN TO ELECT
          CONVERSION. CURRENTLY THE DISCUSSION ON THE COVER PAGE, PAGE FOUR AND
          ELSEWHERE IS DIFFICULT TO FOLLOW. YOUR REVISED DISCLOSURE SHOULD
          CLARIFY THE STEPS REQUIRED FOR HOLDERS IN "STREET NAME" TO EXERCISE
          THEIR CONVERSION RIGHTS. CLARIFY THE PERCENT OF SHARES THAT ARE HELD
          IN "STREET NAME."

Securities and Exchange Commission
May 9, 2007

     B.   ADD CLEAR DISCLOSURE EXPLAINING THE REASON FOR REQUIRING THAT
          SHAREHOLDERS TENDER CERTIFICATES PRIOR TO THE VOTE, WHEN THERE IS NO
          GUARANTEE THAT CONVERSION WILL OCCUR.

     C.   PROVIDE CLEAR DISCLOSURE AS TO THE MINIMUM AMOUNT OF TIME THAT WILL BE
          PROVIDED BETWEEN THE MAILING OF THE PROXY AND THE DATE WHEN THE SHARES
          MUST BE TENDERED FOR CONVERSION RIGHTS. EXPLAIN WHETHER THE MINIMUM
          AMOUNT WOULD BE SUFFICIENT FOR AN AVERAGE INVESTOR TO MEET THE STEPS
          REQUIRED TO EXERCISE THEIR CONVERSION RIGHTS. CLARIFY WHY INVESTORS
          WHO ATTEND THE MEETING ARE NOT ABLE TO TENDER THEIR SHARES IN PERSON
          AT THE TIME OF THE MEETING.

     D.   PROVIDE CLEAR DISCLOSURE REGARDING ANY COSTS ASSOCIATED WITH TENDERING
          THE PHYSICAL OR ELECTRONIC SHARES AND ANY OTHER REQUIREMENTS OR STEPS
          TO ELECT CONVERSION. WITH A VIEW TO DISCLOSURE, TELL US WHY
          SHAREHOLDERS ARE NOT BEING REQUESTED TO TRANSFER SHARES TO THE
          TRANSFER AGENT A REASONABLE TIME AFTER THE MEETING AND APPROVAL OF THE
          TRANSACTION, SO THAT NO EXTRANEOUS EXPENSES OR STEPS WOULD BE
          NECESSARY ON THE PART OF SHAREHOLDERS TRANSFERRING SHARES IN THE EVENT
          THE BUSINESS TRANSACTION IS REJECTED.

     E.   WE NOTE THAT THESE ADDITIONAL STEPS WILL MAKE IT MORE DIFFICULT FOR
          INVESTORS TO ELECT CONVERSION AND ARE MORE LIKELY TO RESULT IN
          SHAREHOLDERS POTENTIALLY NOT MEETING ALL OF THE REQUIREMENTS FOR
          CONVERSION. PLEASE REVISE THE SUMMARY AND Q&A TO CONTRAST YOUR
          PROCEDURES FOR CONVERSION WITH THE CONVERSION PROCESS OF THE
          TRADITIONAL SPAC, INCLUDING ANY FEES AND STEPS THAT WOULD BE NECESSARY
          EVEN IF CONVERSIONS DO NOT OCCUR. PLEASE ADD A RISK FACTOR
          HIGHLIGHTING THE ADDITIONAL STEPS AND DIFFERENCES BETWEEN YOUR
          PROCEDURES AND THE CONVERSION FEATURE OF A TRADITIONAL SPAC. TO THE
          EXTENT YOU HAVE CONSIDERED WHETHER THE ADDITIONAL STEP MAY MINIMIZE
          CONVERSIONS AND AVOID FURTHER INDEBTEDNESS OR POSSIBLE REJECTION OF
          THE PROPOSED TRANSACTION, REVISE TO CLARIFY. WE MAY HAVE FURTHER
          COMMENT.

     F.   REVISE TO CLARIFY WHETHER THE REQUIREMENTS THAT THE PHYSICAL
          CERTIFICATE BE PROVIDED TO THE TRANSFER AGENT PRIOR TO THE MEETING
          APPLIES TO BOTH THE RECORD HOLDERS AND THE HOLDERS IN "STREET NAME."

     G.   PLEASE EXPLAIN THE PROCEDURES YOU WILL FOLLOW ASSUMING A SHAREHOLDER
          TENDERS HIS SHARES, THE MERGER IS VOTED DOWN, AND YOU WIND UP YOUR
          AFFAIRS SUBJECT TO A SUBSEQUENT PROXY VOTE.

     We have removed the requirement that stockholders tender their shares prior to the meeting and revised the disclosures regarding conversion procedures accordingly throughout the proxy statement.

Securities and Exchange Commission
May 9, 2007

THE ACQUISITION PROPOSAL, PAGE 37

44.  ON PAGE 37 YOU DISCLOSE THAT ACN HOLDING LLC IS THE SOLE MEMBER OF ACN.
     PLEASE REVISE YOUR DISCLOSURE, HERE AND ELSEWHERE, TO DISCLOSE THE
     OWNERSHIP OF ACN HOLDING LLC, INCLUDING THE NAMES AND PERCENTAGES OF
     OWNERSHIP.

     The disclosure on pages 42 and 161 have been revised as requested.

45.  IN AN APPROPRIATE SECTION, PLEASE ADDRESS THE PROCEDURES FOR DETERMINING
     WHETHER THE NCF EARN-OUT HAS BEEN MET. SUCH DISCUSSION MAY INCLUDE, BUT IS
     NOT LIMITED TO, WHETHER ANY OF THE POTENTIAL PAYMENT BENEFICIARIES WILL BE
     RESPONSIBLE FOR PREPARING THE FINANCIAL INFORMATION USED IN THE
     CALCULATION, HOW THE CALCULATION WILL BE MONITORED, AND HOW DISPUTES
     BETWEEN THE PARTIES WILL BE RESOLVED.

     A new subsection, entitled "Determination of NCF," has been added on page
__ to the section entitled "The Acquisition Proposal" that describes the matters referred to in this comment. For ease of reading, the remainder of this section has been divided into subsections.

BACKGROUND OF THE ACQUISITION, PAGE 38

46.  WE NOTE THAT THE LETTER OF INTENT WAS ENTERED INTO DAYS BEFORE THE 18-MONTH
     CUTOFF PROVIDED IN YOUR ARTICLES OF INCORPORATION. PLEASE REVISE THE
     BACKGROUND DISCUSSION TO ADDRESS THE IMPACT THAT THE 18-MONTH REQUIREMENT
     HAD ON YOUR NEGOTIATING POSITION AND STRATEGY. ALSO, PLEASE DISCLOSE
     SUBSTANTIVE REVISIONS BETWEEN YOUR LETTER OF INTENT AND DEFINITIVE
     AGREEMENT.

     Courtside's management does not believe that the time pressure resulting from the need to enter into a letter of intent by January 7, 2007 had any adverse impact on its negotiating position or strategy, which belief is disclosed on page 56. Also, there were no substantive revisions between the letter of intent and the definitive purchase agreement, which is disclosed on page 58.

47.  PLEASE INCLUDE THE DECEMBER 18, 2006 LETTER OF INTENT IN YOUR APPENDIX.
     ALTERNATIVELY, THE COMPANY MAY INCLUDE THE LETTER AS AN EXHIBIT TO ITS FORM
     8-K, FILED ON DECEMBER 28, 2006.

     The material information regarding the signing of a letter intent is the fact of signing. However, we do not believe that the letter of intent itself or the information contained in it is material. Accordingly, we have not included it as an appendix or filed it as an exhibit to the Form 8-K. However, the letter of intent has been extensively described in the discussion on page 57.

48.  PLEASE REVISE PAGE 38 TO DISCLOSE WHEN MANAGEMENT DETERMINED THAT ITS
     TARGET RANGE WAS BETWEEN $100 MILLION TO $400 MILLION.

Securities and Exchange Commission
May 9, 2007

     The text on page 53 has been revised to disclose the requested information.

49.  PLEASE REVISE PAGE 39 TO IDENTIFY THE "TWO MUTUAL BUSINESS ASSOCIATES," AND
     THE CIRCUMSTANCES THAT LED TO THE OCTOBER 3, 2006 MEETING.

     The circumstances that led to the October 3, 2006 meeting are now discussed at page 54. We advise the Staff supplementally that the two mutual business associates were Steven Price and William P. Manuel. However, we do not believe such personal information would be of value to a reader of the proxy statement or otherwise appropriate to disclose. Messrs. Price and Manuel are associated with Centerbridge Partners, L.P.

50.  PLEASE REVISE PAGE 40 AND THE REFERENCE TO "THE OWNERSHIP GROUP" ON PAGE 41
     TO DESCRIBE THE ROLE PLAYED BY THE BOARD OF DIRECTORS. FOR EXAMPLE, IT IS
     UNCLEAR WHEN MEMBERS PARTICIPATED OR WERE UPDATED ON NEGOTIATIONS. IN THIS
     REGARD, PLEASE REVISE THE THIRD TO LAST PARAGRAPH ON PAGE 41 TO IDENTIFY
     THE TERMS OF THE LETTER OF INTENT THAT WERE APPROVED BY THE BOARD.

     The "ownership group" referred to on former page 41 is ACN's ownership group, not Courtside's. Accordingly, the discussion at that point need not address the role played by Courtside's board. However, in response to this comment, we have enhanced the discussion at page 57 to address such role. Also, the discussion on what is now page 57 has been expanded to identify the terms of the letter of intent approved by the board. We note, however, that such terms were and continue to be quite fully discussed in the immediately preceding paragraphs and summarizing them once more makes the proxy statement repetitive on this point. If you agree, please advise, and we will delete the new discussion in the next submission.

51.  PLEASE REVISE THE BACKGROUND TO DISCUSS THE NEGOTIATION OF ACN'S
     MANAGEMENT'S EMPLOYMENT AGREEMENTS AND THE OPTIONS TO BE ISSUED TO ACN
     MANAGEMENT UPON CLOSING.

     A discussion of management's employment agreements and options now appears on page 58.

52.  PLEASE INCLUDE THE "COMPARABLE COMPANY VALUATION ANALYSIS PREPARED BY
     COURTSIDE IN CONJUNCTION WITH BMO" AS AN APPENDIX.

     The comparable company valuation analysis prepared in connection with the board's consideration in January 2007 has been included as Appendix K to the proxy statement and is referenced in the discussion on page 59. Also included as part of Appendix K is the similar analysis prepared in connection with the board's reconsideration of the transaction after ACN's Columbus acquisition, which is addressed on page 62.

53.  PLEASE REVISE THE BACKGROUND TO FURTHER DISCUSS THE ROLE PLAYED BY ERNST
     &YOUNG.

     The requested revision has been made on page 58.

Securities and Exchange Commission
May 9, 2007

54.  YOU DISCLOSE ON PAGE 39 THAT YOU EXECUTED A LETTER OF INTENT IN DECEMBER OF
     2006 WITH A DIGITAL MUSIC COMPANY AND THAT YOU ABANDONED THIS TRANSACTION
     TO PURSUE THE CURRENT TRANSACTION WITH ACN. PLEASE CLARIFY THE STATUS OF
     ANY CLAIMS BY OR AGAINST THE MUSIC COMPANY, INCLUDING ANY CLAIMS AGAINST
     THE TRUST ACCOUNT AND THE STATUS OF ANY WAIVERS OBTAINED BY COURTSIDE
     REGARDING THE MUSIC COMPANY'S CLAIMS AGAINST THE TRUST ACCOUNT.

     We advise the Staff supplementally that the letter of intent with the digital music company contained a waiver of its right to make claims against the funds in Courtside's trust account and that no claims of any nature have been made by that company against Courtside.

55.  BASED ON YOUR DISCLOSURE IT APPEARS THAT THE COMPANY SIGNIFICANTLY
     INCREASED ITS SEARCHING EFFORTS IN NOVEMBER AND DECEMBER 2006, PRESENTING
     FOUR DRAFT LETTERS OF INTENT, AND EXECUTING TWO OF THEM. PLEASE REVISE TO
     ADDRESS THE REASONS FOR ANY SIGNIFICANT INCREASE IN SEARCHING AND
     NEGOTIATING EFFORTS DURING THIS PERIOD RELATIVE TO THE PRIOR 12 MONTHS.

     Courtside's efforts were continuous and intense throughout the period following the completion of its IPO. As is typical in such cases, these efforts took time to gestate but finally bore substantive results in the last quarter of
2006. During this period, Courtside proffered letters of intent to flush out any significant business issues and the seriousness of the proposed sellers. We have added discussion to address this on page 54 in the preamble to the listing of the seven transactions for which term sheets or letters of intent were submitted.

56.  WE NOTE THE REFERENCE ON PAGE 39 TO "PRE-EXISTING RELATIONSHIPS THROUGH
     COMMON INVESTMENTS IN PRIVATE COMPANIES" OF MESSRS. GOLDSTEIN AND
     HERNANDEZ. PLEASE REVISE TO DISCLOSE THE NATURE OF THESE RELATIONSHIPS,
     INCLUDING ANY CO-INVESTMENT ACTIVITIES, NAMES CO-INVESTMENT COMPANIES,
     DATES OF INVESTMENTS. DISCLOSE THE EXTENT TO WHICH THEY HAD ANY CONTACTS
     WITH ONE ANOTHER PRIOR TO OCTOBER 3, 2006 WHERE COURTSIDE OR SPACS
     GENERALLY, WERE DISCUSSED. IN THIS REGARD YOUR ATTENTION IS DIRECTED TO
     ITEM 14(B)(7) OF SCHEDULE I4A.

     The requested disclosure has been made in a new paragraph that appears on page 55.

57.  ON PAGE 39 YOU DISCLOSE THAT "MR. HERNANDEZ MADE CLEAR THAT ACN WAS NOT FOR
     SALE" AT THE OCTOBER 3, 2006 MEETING. THE NEXT TIME MESSRS. GOLDSTEIN AND
     HERNANDEZ SPEAK, MR. GOLDSTEIN "EXPRESS[ES] A STRONG INTEREST IN MOVING
     FORWARD." PLEASE REVISE TO CLARIFY HOW ACN WENT FROM "NOT FOR SALE" TO
     "MOVING FORWARD" DURING THIS TIME.

     The text on page 55 has been revised to clarify the course of the negotiations.

Securities and Exchange Commission
May 9, 2007

58.  YOU INDICATE ON PAGE 41 THAT THE COMPANY WANTED THE EARN-OUT PROVISION TO
     BE BASED ON NCF FOR 2008 WHILE THE TARGET WANTED THE CALCULATION BASED ON
     2007. PLEASE REVISE TO CLARIFY HOW, AND WHEN, THIS NEGOTIATING POINT WAS
     RESOLVED.

     The discussion on page 56 has been revised to indicate that this point was resolved on December 13, 2006, by Mr. Hernandez's acquiescence on the point.

59.  PLEASE SUBSTANTIATE MANAGEMENT'S BELIEF THAT "THERE WAS A REASONABLE
     PROBABILITY [THAT THE POST-MERGER ENTITY'S] STOCK PRICE WOULD RISE OVER
     TIME" WHICH YOU MAKE ON PAGE 43. ALSO, PLEASE CLARIFY WHETHER MANAGEMENT
     CONSIDERED, GIVEN THE TIME REMAINING OF THE 18 MONTHS, THE OPTION OF
     LIQUIDATING INSTEAD OF CONTINUING TO SEEK A BUSINESS TRANSACTION.

     The third bullet point in question on page 63 has been revised to state the reasons for management's belief, together with a cross reference to the
"Valuation" subsection on page 65, which has itself been expanded in response to comment 62.

60.  ON PAGE 43 YOU STATE THAT ONE FACTOR MANAGEMENT CONSIDERED IN ITS
     ACQUISITION ANALYSIS WAS "ACN'S RECORD OF GROWTH AND EXPANSION AND HIGH
     POTENTIAL FOR FUTURE GROWTH." SEE ALSO STATEMENTS REGARDING "PROFITABLE
     BUSINESS OPPORTUNITIES," "EFFECTIVE USE OF DEBT FINANCING," "NET GROWTH
     POTENTIAL," "STRONG MARGINS," AND "HIGH OPERATING RESULTS" ON PAGE 44.
     PLEASE SUBSTANTIATE THESE STATEMENTS WITH FACTUAL SUPPORT. FOR EXAMPLE,
     STATE WHAT GREW (REVENUES, NET PROFIT, ETC.), HOW MUCH, IN BOTH PERCENTAGE
     AND DOLLAR FIGURES, AND OVER WHAT TIME PERIOD THE GROWTH OCCURRED. IN
     ADDITION, PLEASE COMPARE THESE GROWTH FIGURES AGAINST THE COMPANIES
     CONTAINED IN YOUR COMPARABLE COMPANY ANALYSIS AND APPROPRIATE INDUSTRY
     BENCHMARKS SO THAT AN INVESTOR CAN UNDERSTAND THE SIGNIFICANCE OF YOUR
     ASSERTION.

     The discussion of the various factors considered by Courtside's board of directors that are addressed in comments 60 and 62 has been extensively revised to address the points raised in the comments.

61.  ON PAGE 44 YOU STATE THAT ACN HAS EXPERIENCED A 7.1% COMPOUND ANNUAL GROWTH
     RATE IN REVENUE FROM 2004 TO 2006. YOU ALSO MAKE NUMEROUS REFERENCES TO THE
     POTENTIAL FOR FUTURE GROWTH THROUGHOUT THE PROXY. HOWEVER, BASED ON YOUR
     PAGE 50 DISCLOSURE, ACN MANAGEMENT PREDICTS A SLOWER GROWTH RATE OF 6.7%
     FOR 2006-2010. PLEASE REVISE TO ADDRESS WHETHER YOU ANTICIPATE SLOWER
     GROWTH RATES IN THE FUTURE AND CLARIFY THE REASONS FOR SUCH DECLINE.

     The growth rate of 6.7% used by ACN in the projections considered by
Capitalink for the January 22nd opinion was deliberately conservative. ACN has no reason to anticipate growth slower than recent historical growth in the future and, indeed, as is stated on page 73, "believes it will be able to achieve superior performance to that reflected in its current projections." The text on page 73 has been

Securities and Exchange Commission
May 9, 2007

revised to state that the 6.7% projected compound annual growth rate is less than its actual growth rate of 7.1% for the 2004 to 2006 period.

62.  PLEASE REVISE TO EXPAND YOUR DISCUSSION UNDER "VALUATION" ON PAGE 45 TO
     IDENTIFY AND QUANTIFY THE COMPARABLE VALUES, OR RANGES OF VALUES, THAT YOUR
     BOARD ASCRIBED TO ACN AND THE COMPANIES WITH WHICH IT WAS COMPARED.

     Please see our response to comment 60.

63.  PLEASE CLARIFY THE MEANING OF YOUR STATEMENT ON PAGE 45 THAT YOUR TARGET'S
     "FINANCIAL STATEMENTS WERE AUDITED (IN ACCORDANCE WITH PRACTICES APPLICABLE
     TO PRIVATE COMPANIES) BY A REPUTABLE AND EXPERIENCED ACCOUNTING FIRM AND
     ACN HAD SATISFACTORY PROCEDURES IN PLACE TO OBTAIN AND PREPARE THE
     FINANCIAL INFORMATION REQUIRED FOR THE PREPARATION OF THIS PROXY." IT IS
     UNCLEAR WHAT YOU MEAN BY "AUDITED" IN THE CONTEXT OF "PRACTICES APPLICABLE
     TO PRIVATE COMPANIES."

     The Financial statements were audited accordance with auditing standards generally accepted in the United States of America as established by the
     American Institute of Certified Public Accountants. The disclosure on page
     67 of the proxy statement has been record accordingly.

64.  ALSO, IN FACTORS CONSIDERED BY COURTSIDE'S BOARD OF DIRECTORS BEGINNING ON
     PAGE 43, PLEASE DISCLOSE WHETHER THE BOARD BELIEVES THAT APPROPRIATE
     SYSTEMS ARE OR WILL BE IN PLACE FOR THE COMBINED COMPANY TO MEET ITS
     REPORTING OBLIGATIONS GOING FORWARD. IN LIGHT OF EXPECTED ADDITIONAL HIRING
     AND EXPENSES TO MEET THESE OBLIGATIONS, PLEASE ADDRESS THE BOARD'S
     EXPECTATIONS REGARDING SUCH COSTS.

     Disclosure to the effect requested has been included in the subsection entitled "Costs associated with effecting the business combination" on page __.

65.  PLEASE REVISE THE DISCUSSION OF NEGATIVE FACTORS ON PAGE 45 TO ADDRESS THE
     BOARD'S CONSIDERATION OF INDEBTEDNESS AND FUTURE INTEREST PAYMENTS
     ATTRIBUTED TO ACN'S EXISTING DEBT AND THE FINANCING COMMITMENT CONTEMPLATED
     BY THE PROPOSED TRANSACTION.

     Courtside's board did consider the indebtedness required to consummate the acquisition and provide working capital for future operations and acquisitions and also considered the costs associated with such debt. However, while such considerations may be a risk associated with the acquisition (and are addressed in the "Risk Factors" section), the board did not consider the need to incur indebtedness as a negative factor militating against doing the ACN acquisition.
Rather, it expects that the leverage it provides will enable it to earn returns, through expansion, acquisitions and increased efficiencies, greater than the cost of the debt. Accordingly, we do not believe revision of the nature suggested by this comment is required. We also note that Courtside will not be assuming any of ACN's existing debt. All of Courtside's post-acquisition debt will be its own, to be initiated under agreements that it will enter into with its lenders.

Securities and Exchange Commission
May 9, 2007

FAIRNESS OPINION, PAGE 47

66.  PLEASE INCLUDE THE FAIRNESS OPINION IN ITS ENTIRETY. CURRENTLY ANNEX E
     REFERENCES PUBLICLY TRADED COMPANIES, CASH FLOW ANALYSES AND OTHER ITEMS
     THAT WERE ANALYZED BY CAPITALINK, BUT THE ANALYSES AND UNDERLYING
     ASSUMPTIONS ARE NOT INCLUDED IN THE OPINION.

     Annex E in the original filing constituted Capitalink's fairness opinion in its entirety. The matters that are listed in the comment are not usually discussed in such opinions and it is not Capitalink's practice to do so. Such matters are, however, discussed in the proxy statement in the discussion of the fairness opinion on pages 69 through 80. Annex E also now contains the second opinion that Capitalink issued in connection with the transaction.

67.  PLEASE REVISE THE THIRD BULLET POINT ON PAGE THREE AND THE THIRD BULLET
     POINT ON PAGE 49 TO DISCLOSE THE "FINANCIAL PROJECTIONS" AND ANALYSES.

     We do not find a "third bullet point on page three" or elsewhere that references the financial projections, other than that on page 49 (now page 72).
We note that the financial projections and analyses considered by Capitalink are disclosed and discussed on page 72 (formerly page 50) and, accordingly, do not believe that any further disclosure is necessary.

68.  WE NOTE THAT THE BULLET POINTS ON PAGE 52 INDICATE THAT CAPITALINK CHOSE
     MULTIPLES FOR EACH YEAR THAT WERE ABOVE THE MEAN AND MEDIAN RANGES IN THE
     TABLE AT THE BOTTOM OF PAGE 50. PLEASE REVISE TO EXPLAIN THE REASONING FOR
     CHOOSING THE MULTIPLES BASED ON THE COMPARABLE COMPANY RANGES. SIMILARLY,
     PLEASE REVISE TO CLARIFY THE BASIS FOR THE STATEMENT AT THE TOP OF PAGE 53
     REGARDING ACN'S VALUE "DUE TO ITS HIGHER EXPECTED GROWTH."

     In the Comparable Company Analysis on page 73, paragraphs 4, 5 and 8 address the reasons for the selection of multiples. In the Comparable
Transaction Analysis on page 74, the paragraph under the LTM EBITDA multiples
(starting with "Capital expects ....") has been revised to clarify the basis for the selection of multiples.

69.  WE NOTE THE STATEMENT IN THE SECOND PARAGRAPH ON PAGE 46 THAT THE BOARD
     CONCLUDED THAT THE PURCHASE AGREEMENT IS IN THE BEST INTERESTS OF
     COURTSIDE'S STOCKHOLDERS. YOU FOLLOW THIS WITH THE STATEMENT THAT THE BOARD
     "ALSO OBTAINED A FAIRNESS OPINION THAT CAME TO THE SAME CONCLUSION." ON
     PAGE 12 YOU ENCOURAGE SHAREHOLDERS TO READ THE OPINION. REVISE PAGE 12 AND
     ELSEWHERE TO DELETE STATEMENTS LIMITING SHAREHOLDERS' RELIANCE ON THE
     FAIRNESS OPINION OR, ALTERNATIVELY, PROVIDE AN ANALYSIS EXPLAINING WHY YOU
     BELIEVE IT IS APPROPRIATE TO BOTH LIMIT SHAREHOLDERS' RELIANCE AND DESCRIBE
     THE OPINION IN CONNECTION WITH THE BOARD'S EVALUATION AND RECOMMENDATION.

     Please refer to our response to comment 25, where the issues raised by this comment are also addressed.

Securities and Exchange Commission
May 9, 2007

70.  IN THIS REGARD, DISCLOSE WHETHER CAPITALINK'S VIEW IS THAT SHAREHOLDERS ARE
     NOT ENTITLED TO CONSIDER ITS OPINION WHEN EVALUATING THE FAIRNESS OF THE
     PROPOSED TRANSACTION. WE MAY HAVE FURTHER COMMENT.

     Please refer to our response to comment 25, where the issues raised by this comment are also addressed.

THE PURCHASE AGREEMENT, PAGE 55

71.  PLEASE REVISE YOUR DISCUSSION TO SPECIFICALLY ADDRESS THE LIABILITIES BEING
     ASSUMED OR EXCLUDED IN YOUR TRANSACTION. THIS DISCUSSION SHOULD ADDRESS
     BOTH THE NATURE AND DOLLAR AMOUNT OF SUCH LIABILITIES. FOR EXAMPLE, PLEASE
     CLARIFY WHETHER ACN'S EXISTING CREDIT FACILITY AND TERM LOAN FACILITY ARE
     BEING REPAID AS PART OF THE PROPOSED TRANSACTION. IF COURTSIDE IS ASSUMING
     THIS DEBT, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT TO REFLECT THIS.

     The discussion of assumed liabilities has been greatly, as requested, and appears as a separate sub-section on page 45.

72.  PLEASE REVISE THE DESCRIPTION OF THE POSSIBLE $15 MILLION EARN-OUT ON PAGE
     55 AND ELSEWHERE TO CLARIFY THE INCREMENTAL PAYMENT SCHEDULE. BASED ON
     SCHEDULE 1.6 TO THE APA, IT APPEARS THAT YOU ARE OBLIGATED TO PAY $1
     MILLION IF NCF IS $19 MILLION AND MUST PAY AN ADDITIONAL $14 MILLION FOR AN
     ADDITIONAL $2 MILLION INCREASE IN NCF.

     The discussion of NCF has been revised to include a table that shows the entire incremental payment schedule.

73.  PLEASE REVISE TO PROVIDE A BRIEF EXPLANATION OF NCF AND ITS PURPOSE,
     INCLUDING HOW IT IS "DETERMINED IN A MANNER CONSISTENT WITH ACN'S PAST
     PRACTICES AND SUBJECT TO SPECIFIED ADJUSTMENTS."

     We have included an explanation of NCF and its purpose on page 1 in the
"Summary of Material Terms of the Acquisition," at the point of its first reference in the proxy statement.

FINANCING COMMITMENTS, PAGE 56

74.  WE NOTE THAT THE COMPANY HAS ARRANGED DEBT FINANCING WITH THE BANK OF
     MONTREAL AS DISCLOSED ON PAGE 56. PLEASE REVISE HERE AND IN THE SUMMARY AND
     RISK FACTORS TO QUANTIFY THE ANTICIPATED RANGE OF BORROWING REQUIRED TO
     FINANCE THE ACQUISITION AND THE ANTICIPATED INTEREST PAYMENTS FOR THE NEXT
     SEVERAL YEARS. ALSO, PLEASE DISCLOSE THE MATERIAL TERMS OF THE FINANCING,
     INCLUDING, BUT NOT LIMITED TO, (A) THE INTEREST RATE FORMULA; (B) SECURITY
     INTERESTS GRANTED; (C) DEBT COVENANTS AND ACCELERATION PROVISIONS; AND (D)
     ANY ASSURANCES OR CONDITIONS THAT BMO REQUIRED BEFORE ENTERING INTO THE
     FINANCING COMMITMENT.

Securities and Exchange Commission
May 9, 2007

     The description of the financing commitments appearing on page 47 has been greatly expanded to address the matters referred to in the comment.

75.  PLEASE REVISE BACKGROUND TO DISCUSS THE BANK'S ROLE IN THE MERGER,
     INCLUDING PARTICIPATION IN NEGOTIATIONS, SERVICES IT HAS PROVIDED TO THE
     PARTIES AND ANY FEES IT HAS OR WILL RECEIVE IN CONNECTION WITH THE
     TRANSACTION.

     The Bank's role in the merger is described on page 52, following the description of the financing commitments.

FEES AND EXPENSES, PAGE 61

76.  PLEASE REVISE THE FIRST SENTENCE TO QUANTIFY THE "DEPOSIT MADE BY
     COURTSIDE" AND ALL OTHER FEES AND EXPENSES TO BE INCURRED BY COURTSIDE OR
     PAID BY COURTSIDE.

     The discussion on page 86 has been revised in response to this comment.

77.  YOU DISCLOSE ON PAGE 61 THAT YOU ARE OBLIGATED TO REIMBURSE ACN FOR CERTAIN
     FEES RELATED TO AUDITS AND OTHER WORK IF THE PURCHASE AGREEMENT IS
     TERMINATED FOR ANY REASON. PLEASE DISCLOSE HERE AND WHERE APPROPRIATE THE
     NATURE AND STATUS OF THE AUDITS AND OTHER WORK, AND QUANTIFY THE RELATED
     FEES INCURRED TO DATE OR TO BE INCURRED, AS ESTIMATED. IN ADDITION, PLEASE
     CLARIFY WHETHER YOUR MANAGEMENT HAS UNDERTAKEN THE OBLIGATION TO REPAY
     THESE FEES IN THE EVENT THAT THE FUNDS HELD OUTSIDE THE TRUST ARE
     INSUFFICIENT TO REPAY THEM.

     Revised disclosure in response to this comment appears on page 86 of the proxy statement.

SELECTED UNAUDITED PRO FORMA FINANCIAL STATEMENTS, PAGE 63

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE
67

78.  REVISE TO CLARIFY WHETHER THE ADJUSTMENT TO INTANGIBLE ASSETS, AS NOTED IN
     PRO FORMA ADJUSTMENT (III) ON PAGE 68, RELATES TO THE INTANGIBLE ASSETS
     PREVIOUSLY ACQUIRED OR TO THE EXCESS PURCHASE PRICE OF THE PROPOSED MERGER.

     The adjustment has been revised to clarify that it relates to the intangible assets of ACN that will be acquired by Courtside.

79.  WE NOTE YOUR DISCLOSURES REGARDING THE PRELIMINARY PURCHASE PRICE
     ALLOCATION ON PAGES 67-68, IN WHICH 80% AND 7% OF THE PURCHASE PRICE IS
     ALLOCATED TO GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS, RESPECTIVELY.
     WE BELIEVE THAT SITUATIONS IN WHICH IT IS APPROPRIATE TO ALLOCATE ALL (OR
     SUBSTANTIALLY ALL) OF THE PURCHASE PRICE TO GOODWILL ARE RARE. IN ADDITION,
     REGISTRANTS ARE EXPECTED TO RIGOROUSLY SUPPORT THE FAIR

Securities and Exchange Commission
May 9, 2007

     VALUE OF ANY INDEFINITE-LIVED INTANGIBLE ASSET, AS WELL AS THE REASONS WHY
     AN INDEFINITE LIFE IS APPROPRIATE, CONSIDERING THE FACTORS OUTLINED IN
     PARAGRAPH 11 OF SFAS 142. WE NOTE THAT THIS EVALUATION MUST BE PERFORMED BY
     EACH ISSUER BASED ON ITS OWN UNIQUE FACTS AND CIRCUMSTANCES. AS A RESULT,
     IT MAY NOT BE APPROPRIATE FOR A PARTICULAR ISSUER TO CONCLUDE THAT AN
     INTANGIBLE ASSET HAS AN INDEFINITE LIFE, EVEN IF OTHER ISSUERS IN THE SAME
     INDUSTRY HAVE REACHED THIS CONCLUSION. PLEASE CONFIRM THAT PRIOR TO
     FINALIZING THE PURCHASE PRICE ALLOCATION YOU WILL SEARCH FOR AND IDENTIFY
     ALL OF THE ASSETS ACQUIRED AND LIABILITIES ASSUMED, INCLUDING INTANGIBLE
     ASSETS THAT MEET THE RECOGNITION CRITERIA IN PARAGRAPH 39 OF SFAS 141, AND
     CAREFULLY EVALUATE THE CRITERIA IN PARAGRAPH 11 OF SFAS 142 TO DETERMINE
     THE APPROPRIATE USEFUL LIVES OF ANY IDENTIFIED INTANGIBLE ASSETS.

     Prior to finalizing the purchase price allocation, the parties will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS
141, and carefully evaluate the criteria in paragraph 11 of SFAS 142 to determine the appropriate useful lives of any identified intangible assets. In addition to the parties' own internal efforts, they plan to engage an independent appraisal firm with industry expertise to assist them in the identification of such assets. For purposes of the pro forma presentation included, the purchase price has been allocated on a method consistent with that used by an independent, third party appraisal firm to value ACN's initial acquisition in December 2004. This approach included the identification of intangible assets (mastheads and customer related intangibles) and discounted cash flow valuation of these assets based on projected results. For purposes of fixed assets, historical net book values were utilized, given the short time which has elapsed since the prior independent appraisal conducted in 2004. The balance was allocated to goodwill and all amounts will be recorded based on the third party independent appraisal to be conducted subsequent to closing.

80.  PLEASE TELL US WHY THE MARKET RELATED INTANGIBLE ASSETS WOULD BE CONSIDERED
     TO HAVE AN INDEFINITE LIFE, IN LIGHT OF THE RISK FACTORS AFFECTING YOUR
     BUSINESS DISCLOSED ON PAGES 23-25. ALSO, PLEASE EXPLAIN TO US HOW YOU
     DETERMINED THAT THE CUSTOMER-RELATED INTANGIBLE ASSETS SHOULD HAVE A 10
     YEAR LIFE. IN EACH CASE, TELL US HOW YOU HAVE EVALUATED EACH OF THE
     CRITERIA IN PARAGRAPH 11 OF SFAS 142 ON AN ENTITY SPECIFIC BASIS. REVISE
     YOUR DISCLOSURES AS APPROPRIATE.

     Market-related intangibles in the community newspaper industry are very similar to trademarks, tradenames and registered assumed and fictitious names, as commonly referred to in other businesses and as referred to in the newspaper industry as mastheads. ACN has newspapers that have been in existence for periods in excess of one hundred years, in certain instances, and in fact, several of these are registered tradenames in the markets that ACN operates in.
The disclosure has been modified to characterize these market related intangibles as mastheads.

Securities and Exchange Commission
May 9, 2007

     Customer-related intangibles are deemed to have a ten year life based on the valuation methodology, which factored in expected annual retention. This lifing and valuation analysis was performed on ACN's twenty five largest advertising customers by an independent appraisal firm in December 2004 and will be confirmed or revalued pursuant to the third party independent appraisal to be conducted subsequent to closing.

     Courtside has evaluated each of the six criteria outlined in paragraph 11 of SFAS 142 on an entity specific basis and has determined that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the mastheads to the reporting entity, and as such the useful life of the asset shall be considered to be indefinite. In the case of the customer related intangibles, competitive and economic factors limit its useful life.

81.  WE NOTE THAT FOOTNOTE (II) OF PRO FORMA ADJUSTMENT (B) STATES THAT THE FAIR
     VALUE OF THE ACN ASSETS AND LIABILITIES ASSUMED IS BASED ON THEIR BOOK
     VALUE, WHICH IS ESTIMATED TO APPROXIMATE FAIR VALUE. WITH RESPECT TO
     DEFERRED REVENUE, PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF
     01-03, AND REVISE YOUR DISCLOSURES AS APPROPRIATE.

     The guidance of EITF 01-03, requires that a legal obligation must exist for deferred revenue to be recorded in a business combination at fair value. ACN's deferred revenue represents prepayment of circulation revenue pursuant to an agreement between the subscriber and ACN is under a legal obligation to perform.
If the subscriber moves or otherwise terminates the subscription prior to the utilization of the prepayment, the net unearned revenue is refunded to the subscriber or the applicable governmental entity, pursuant to escheat laws.
Alternatively, if ACN otherwise fails to perform, such amount is also refundable to the subscriber. The second point of guidance of EITF 01-03, requires that book value represents the fair value of the asset. Deferred revenue is recorded at book value, which approximates fair value as this is the actual cash payments that would be due within 1 year or less, upon a refund or failure to perform by
ACN.

82.  PLEASE REVISE PRO FORMA ADJUSTMENT (C) TO DISCLOSE THE MATERIAL TERMS AND
     CONDITIONS OF THE VARIOUS FORMS OF DEBT, INCLUDING THE STATED INTEREST
     RATES. IF THE ACTUAL INTEREST RATES CAN VARY FROM THOSE ASSUMED IN YOUR
     DISCLOSURE, PLEASE DISCLOSE THE EFFECT ON INCOME OF A 1/8% VARIANCE IN
     INTEREST RATES. EXPLAIN HOW THE ADDITIONAL BORROWINGS REFLECTED IN YOUR
     DISCLOSURE RELATE TO THE FINANCING COMMITMENTS DISCLOSED ON PAGE 56.
     CLARIFY IF THE $20,000,000 REVOLVING CREDIT FACILITY IS INCLUDED IN THE
     $115,000,000 CREDIT FACILITY FROM THE BANK OF MONTREAL.

     As the issues addressed in the first two sentences are discussed in adjustment (K), we have included a reference to that adjustment at the end of adjustment (C). The additional borrowings reflected in adjustment (C) are the same as those disclosed in the "Financing Commitments" subsection on page [56]
and the revolving credit facility is included in the facility

Securities and Exchange Commission
May 9, 2007

from BMO Capital Markets that is now for a total of $152,000,000. A reference to the "Financing Commitments" subsection is now included in adjustment (C).

83.  WE NOTE PRO FORMA ADJUSTMENT (J) ON PAGE 69. IT APPEARS THAT YOU HAVE
     ASSUMED THAT THE USEFUL LIVES OF PROPERTY AND EQUIPMENT SHOULD BE REVISED
     AS IF THE ASSETS WERE NEWLY ACQUIRED, WHICH DOES NOT APPEAR TO BE THE CASE.
     IN ADDITION, WE NOTE THAT THE USEFUL LIFE OF THE LEASEHOLD IMPROVEMENTS
     WOULD BE LIMITED BY THE TERM OF THE LEASES, WHICH WOULD APPEAR TO BE NO
     MORE THAN FIVE YEARS BASED ON YOUR DISCLOSURE ON PAGE FS-18. PLEASE REVISE
     YOUR DISCLOSURES ACCORDINGLY.

     Over 70% of the gross value of ACN's depreciable property and equipment represents printing presses and related equipment, which, under the routine maintenance and repair programs in place at ACN, can reasonably expect to have useful economic lives of 20 to 30 years or greater. ACN has regularly maintained its printing presses and related equipment. These values will be confirmed or revalued pursuant to the third party independent appraisal to be conducted subsequent to closing.

     As it relates to leasehold improvements, the disclosure will be changed to reflect amortization of the improvements over the shorter of its expected life of the asset or the term of the related lease.

THE ADJOURNMENT PROPOSAL, PAGE 71

84.  PLEASE REVISE YOUR TEXT, HERE AND ELSEWHERE, TO INDICATE THAT, IN NO EVENT
     WILL YOU SEEK AN ADJOURNMENT WHICH WOULD RESULT IN YOUR SOLICITING SHARES,
     HAVING A SHAREHOLDER VOTE, OR OTHERWISE CONSUMMATING A MERGER TRANSACTION
     AFTER YOUR 24 MONTH TERMINATION DATE. ALTERNATIVELY, PLEASE ADVISE WHY NO
     REVISION IS NECESSARY.

     The text has been revised, where appropriate, to state that Courtside will not solicit proxies to adjourn the meeting or consummate the acquisition beyond the date by which it may do so under its certificate of incorporation and
Delaware law.

2007 LONG TERM INCENTIVE EQUITY PLAN PROPOSAL, PAGE 72

85.  PLEASE PROVIDE THE TABULAR DISCLOSURE REQUIRED BY ITEM 10(A)(2) OF SCHEDULE
     14A. IN ADDITION, PLEASE CLARIFY WHETHER THE COMPANY WILL GRANT ANY OPTIONS
     OR OTHER SECURITIES IN THE EVENT THAT THE INCENTIVE EQUITY PLAN IS NOT
     APPROVED.

     The tabular disclosure has been provided on page 105.

86.  PLEASE REVISE THE THIRD PARAGRAPH ON PAGE 72 TO IDENTIFY THE ALLOCATIONS
     REFERENCED BY THE PHRASE "EXCEPT AS DESCRIBED HEREIN."

     The discussion on page 99 has been revised as requested.

Securities and Exchange Commission
May 9, 2007

87.  PLEASE SPECIFICALLY STATE THE NUMBER OF OPTIONS TO BE GRANTED TO EACH OF
     MESSRS. CARR, WILSON AND COOLMAN. IN ADDITION, PLEASE CLARIFY THAT THESE
     GRANTS, UNLIKE YOUR FUTURE GRANTS, WERE NOT APPROVED BY YOUR COMPENSATION
     COMMITTEE.

     The discussion on page 99 has been revised as requested.

88.  REVISE THE FOURTH FULL PARAGRAPH ON PAGE 74 TO CLARIFY THE USE AND PURPOSE
     FOR "DEFERRED STOCK" AWARDS.

     The requested information has been added to the discussion of Deferred
Stock awards on page 101.

89.  PLEASE REVISE YOUR TEXT UNDER "ACCELERATED VESTING AND EXERCISABILITY" ON
     PAGE75 TO IMPROVE ITS READABILITY.

     We have made appropriate changes in response to this comment.

THE DIRECTOR ELECTION PROPOSAL, PAGE 79

90.  PLEASE ADVISE US OF ANY RELATIONSHIPS BETWEEN ALPINE CAPITAL AND ACT II
     PARTNERS.

     The relationships between Alpine Capital and Act II Partners have been disclosed on page 107, in the Biography of Dennis Leibowitz.

91.  YOU DISCLOSE ON PAGE 83 THAT GRANT THORNTON LLP WILL SERVE AS YOUR AUDITOR
     FOLLOWING THE ACQUISITION, AND THAT ANY ENGAGEMENT WILL BE APPROVED BY THE
     AUDIT COMMITTEE. PLEASE REVISE TO DISCLOSE THE TIMING OF THE APPROVAL.

     Grant Thornton will be engaged, effective upon the closing date of the acquisition and subject to approval by the audit committee and Grant Thornton, to do the audit of Courtside's financial statements for the fiscal year ending
December 31, 2007. This has been disclosed on page 110.

92.  PLEASE DISCLOSE THE ITEM 9(E) INFORMATION FOR GRANT THORNTON.

     In connection with services provided for the year ended December 31, 2006,
ACN paid Grant Thornton LLP audit fees and expenses of $83,000, audit-related fees and expenses of $63,000 and non audit related fees and expenses of $22,000.
This information is now disclosed on page 110.

93.  PLEASE QUANTIFY THE AGGREGATE FEES OWED TO GGK AS OF THE MOST RECENT
     PRACTICABLE DATE. IF FEES PAYABLE TO GRANT THORNTON MAY BE PAID BY
     COURTSIDE ASSUMING APPROVAL OR REJECTION OF THE TRANSACTION, INCLUDE
     SIMILAR FIGURES FOR GRANT THORNTON. ALSO, CLARIFY IF EITHER AUDITOR HAS
     WAIVED ANY CLAIMS TO YOUR TRUST ACCOUNT.

Securities and Exchange Commission
May 9, 2007

     The amount of fees accrued to GGK as of May 4, 2007 was $8,500. ACN is responsible for the fees payable to Grant Thornton. If Courtside shareholders reject the transaction, fees in the amount of $63,000, plus any additional amounts incurred prior to the rejection of the transaction, which represents audit-related fees performed by Grant Thornton to ACN related to the transaction and Courtside's SEC filing requirements, will be reimbursed to ACN from the
$700,000 deposit. Grant Thornton has not waived any claims against the trust account. The disclosure on page 110 has been modified to reflect this.

94.  WE NOTE YOUR DISCLOSURE ON PAGE 84 THAT THE NON-TRUST PROCEEDS WERE PLACED
     IN AN ACCOUNT AT ALPINE CAPITAL BANK, AN AFFILIATE OF ALPINE CAPITAL.
     PLEASE DISCLOSE THE ACTUAL FEES PAID TO ALPINE CAPITAL BANK SINCE YOUR
     INCEPTION, AND INCLUDE A STATEMENT INDICATING WHETHER THESE PAYMENTS ARE ON
     TERMS AS FAVORABLE TO COURTSIDE AS WOULD BE AVAILABLE WITH UNAFFILIATED
     THIRD PARTIES.

     The requested disclosure has been made on page 112. As customary banking charges or other fees have not been charged to Courtside, we have not included a statement as to the favorability of such charges and fees.

95.  IN ADDITION, PLEASE QUANTIFY THE AMOUNT THAT WAS PLACED IN THE ALPINE
     ACCOUNT; DISCLOSE THE NATURE OF THE ACCOUNT AND ANY INVESTMENTS THAT WERE
     MADE WITH THE FUNDS; QUANTIFY ANY INTEREST THAT THE ACCOUNT GENERATED; AND
     DISCLOSE WHAT ALPINE OR COURTSIDE DID WITH ANY PROCEEDS FROM THE ACCOUNT.

     The requested disclosure has been provided at page 112.

96.  PLEASE PROVIDE US WITH AN ANALYSIS OF THE APPLICABILITY OF ITEM 1.01 OF
     FORM 8-K TO THE ENTRY INTO A DEFINITIVE AGREEMENT WITH ALPINE CAPITAL BANK
     REGARDING THE APPROXIMATELY $1,944,000 OF IPO PROCEEDS. THIS AMOUNT, AS
     DISCUSSED ON PAGE 12 OF YOUR FORM 10-KSB FILED ON AUGUST 15, 2005, APPEARS
     TO BE THE DIFFERENCE BETWEEN "THE TOTAL NET PROCEEDS... FROM THE OFFERING
     [OF] $75,708,000 [AND THE] $73,764,000 [THAT] WAS DEPOSITED INTO THE TRUST
     ACCOUNT."

     Except for standard and routine form account agreements and related documents (as to which no changes were made to the printed forms), no agreements were entered into between Courtside and Alpine Capital Bank regarding the deposit of the IPO proceeds or any other Courtside funds. We do not believe that such documents constitute "definitive agreements" that are required to be reported under Item 1.01 of Form 8-K.

97.  PLEASE REVISE EMPLOYMENT AGREEMENTS ON PAGE 85 TO IDENTIFY COMPENSATION
     POLICIES AND SPECIFIC ITEMS OF CORPORATE PERFORMANCE THAT ARE TAKEN INTO
     ACCOUNT IN SETTING THE BONUS TARGETS.

Securities and Exchange Commission
May 9, 2007

     Revised disclosure in response to this comment appears on pages 113 and 114 of the proxy statement.

PLAN OF OPERATIONS, PAGE 89

98.  PLEASE REVISE TO INCLUDE APPROPRIATE CAPTIONS, INTERIM PERIOD COMPARISONS
     AND DETAILED DISCUSSION OF YOUR LIQUIDITY AND CAPITAL RESOURCES.

     This section has been revised as requested and now begins on page 118.

99.  PLEASE PROVIDE A MORE DETAILED DISCUSSION OF THE COMPANY'S EXPENSES TO DATE
     AND COMPARE THOSE EXPENSES AGAINST YOUR FORM S-1 USE OF PROCEEDS
     DISCLOSURES. IN ADDITION, PLEASE PROVIDE AN EXPLANATION OF ANY MATERIAL
     VARIANCES.

     The requested disclosure appears on page 119.

100. PLEASE REVISE TO UPDATE THE AMOUNT OF ANY UNPAID LIABILITIES OR EXPENSES AS
     OF THE MOST RECENT PRACTICABLE DATE. IN ADDITION, PLEASE DISCLOSE THE
     AMOUNT OF FUNDS AVAILABLE OUTSIDE THE TRUST TO PAY THESE AMOUNTS. ALSO,
     INDICATE WHETHER: (1) THESE BILLS WILL BE PAID BY THE COMBINED COMPANY
     FOLLOWING THE ACQUISITION; (2) CLARIFY THE TOTAL AMOUNTS OWED THAT HAVE,
     AND DO NOT HAVE, CLAIMS AGAINST THE TRUST; (3) CLARIFY IF ANY AMOUNTS ARE
     OWED TO ALPINE CAPITAL; AND (4) STATE MANAGEMENT'S EXPECTATIONS REGARDING
     FUTURE EXPENDITURES REQUIRED TO COMPLETE THE TRANSACTION.

     This information is now disclosed beginning on page 119.

BUSINESS OF ACN, PAGE 92

101. WE NOTE YOUR DISCLOSURE OF REVENUES BY SOURCE FOR THE YEARS ENDED 2004,
     2005 AND 2006. PLEASE REVISE YOUR DISCLOSURES IN THIS SECTION TO CLARIFY
     THAT THE 2004 REVENUES REPRESENT THE COMBINED REVENUES OF ACN AND ITS
     PREDECESSOR, AMERICAN COMMUNITY NEWSPAPERS, INC.

     Reference is made to the revised disclosure in the second table on page 134 of the proxy statement.

102. PLEASE CLARIFY WHAT A "METROPOLITAN STATISTICAL AREA" IS. IN ADDITION,
     PLEASE DEFINE "CONTROLLED CIRCULATION" AND INDICATE WHAT PERCENTAGE OF YOUR
     TOTAL REVENUES HISTORICALLY COME FROM CONTROLLED CIRCULATION PUBLICATIONS
     VERSUS PAID CIRCULATION.

     "Metropolitan Statistical Area" and "controlled circulation" are now defined on page 122. Except in certain limited cases (such as monitoring start-up operations), ACN is not able to break out revenues between controlled circulation and paid circulation nor does it keep statistics on

Securities and Exchange Commission
May 9, 2007

revenues for each newspaper as there is so much cross-selling among newspapers in a cluster that ACN believes is more relevant to analyze revenues by cluster.

103. PLEASE PROVIDE FACTUAL SUPPORT FOR YOUR ASSERTION THAT ACN "HAS
     DEMONSTRATED THE ABILITY TO SUCCESSFULLY INTEGRATE ITS ACQUISITIONS AND
     IMPROVE THEIR PERFORMANCE THROUGH REVENUE GENERATING AND DIRECT COST SAVING
     INITIATIVES."

     The referenced sentence has been deleted.

104. ON PAGE 93 YOU INDICATE THAT ACN HAS GROWN BOTH ORGANICALLY AND THROUGH
     ACQUISITIONS. PLEASE PROVIDE FACTUAL SUPPORT FOR YOUR STATEMENT THAT ACN
     HAS GROWN ORGANICALLY.

     Revised disclosure now appears at page 123 of the proxy statement.

105. PLEASE PROVIDE A MORE DETAILED DISCUSSION OF THE FORBEARANCE AGREEMENT
     REFERENCED ON PAGE 93, INCLUDING, BUT NOT LIMITED TO, A DEFINITION OF THE
     TERM; A DESCRIPTION OF THE TERMS OF THE AGREEMENT; THE CIRCUMSTANCES,
     FINANCIAL, BUSINESS AND ECONOMIC, THAT LED THE COMPANY INTO THAT POSITION;
     AND A DISCUSSION OF RELEVANT FACTORS THAT HAVE AND HAVE NOT CHANGED SINCE
     THEN.

     Other than the revised disclosure on page 123 of the proxy statement, we respectfully submit that no additional disclosure is necessary since ACN was not a party to the forbearance agreement and the indebtedness to which it related was paid in full by ACN's predecessor in connection with the acquisition of ACN in 2004.

106. PLEASE DESCRIBE THE "INDUSTRY STIGMA" SURROUNDING THE LIONHEART NEWSPAPER
     NAME.

     The referenced phrase has been deleted.

107. PLEASE PROVIDE SUPPORT FOR YOUR STATEMENT THAT "[C]OMPANIES THAT EXECUTE ON
     THIS [HYPER-LOCAL] STRATEGY GENERALLY PRODUCE STABLE REVENUES AND OPERATING
     PROFIT MARGINS AS A RESULT OF THESE COMPETITIVE DYNAMICS AND THE VALUE
     CREATED FOR ADVERTISERS BY HYPER-LOCAL CONTENT AND COMMUNITY
     RELATIONSHIPS."

     The referenced sentence has been deleted.

108. PLEASE DISCLOSE THE NAMES OF ANY SIGNIFICANT COMPETITORS IN THE HYPER-LOCAL
     NEWSPAPER MARKET. IN ADDITION, PLEASE STATE THE PRINCIPAL MARKETS THEY
     OPERATE IN, AND THE NUMBER OF PAPERS THEY OWN.

     The disclosure under the "Competion" subsection beginning on page 137 has been revised to address this comment.

Securities and Exchange Commission
May 9, 2007

109. ON PAGE 96 YOU INDICATE THAT "TOTAL CIRCULATION OF WEEKLY PUBLICATIONS HAS
     INCREASED AT AN AVERAGE ANNUAL RATE OF 0.9% OVER THE SAME PERIOD." PLEASE
     REVISE TO CLARIFY THAT TOTAL CIRCULATION INCLUDES "FREE" PUBLICATIONS AND
     INDICATE THE PERCENTAGE GROWTH OR DECLINE ASSOCIATED WITH PAID CIRCULATION.

     The source of the phrase "total circulation of weekly publications has increased at an average annual rate of 0.9% over the same period" is Newspaper
Association of America, which is independent of ACN. ACN is not aware of any breakdown of this statistical information that would indicate the percentage growth or decline associated with paid circulation. Reference is also made to the revised disclosure on page 126 of the proxy statement.

110. PLEASE PROVIDE A DISCUSSION OF HOW ACN PRICES ITS ADVERTISING. FOR EXAMPLE,
     IT IS UNCLEAR IF PRICES ARE BASED ON CIRCULATION ONLY, OR IF ADVERTISERS
     DISCOUNT "CONTROLLED" CIRCULATION ON THE ASSUMPTION THAT A PERCENTAGE OF
     CIRCULATION IS NOT READ BY RECIPIENTS. IN ADDITION, PLEASE EXPLAIN HOW YOU
     EVALUATE THINGS LIKE "READER LOYALTY" (REFERENCED ON PAGE 97) FOR
     PUBLICATIONS WHICH ARE FREE.

     ACN's advertising rates are based on historic rates charged per newspaper, which are derived from numerous factors including circulation, competition, publication frequency and content. ACN offers its advertising customers multiple paper and frequency discounts based on the number of ACN newspapers in which advertising is purchased and the frequency of the advertising. The highest discounts are offered to multiple frequency and multiple newspaper advertisers.
Within each newspaper and in their respective group categories (classified, auto, employment, real estate and private party ads), advertisers have different rates.

     Advertisers in ACN's markets typically look to readership and not paid versus controlled distribution to assess pricing. ACN measures reader loyalty from the results of third party independent research including Belden and
Associates (conducted in 2006) and independent surveys conducted by the firms that audit ACN's circulation (conducted each year).

     Revised disclosure appears on pages 65 and 135 of the proxy statement.

111. ON PAGE 97 YOU NOTE THAT MOST LOCAL MARKETS ARE UNABLE TO SUPPORT A SECOND
     LOCAL NEWSPAPER AND LOCAL NEWSGATHERING INFRASTRUCTURE IS COSTLY TO
     DEVELOP. THIS WOULD APPEAR TO LIMIT YOUR ABILITY TO GROW INCREMENTALLY AS
     WELL. PLEASE REVISE TO DISCUSS HOW THESE FACTORS AFFECT YOU.

     The discussion at page 127 has been revised to address this comment.

112. UNDER THE HEADING "STRONG TRACK RECORD ..." ON PAGE 98 YOU REFER TO THE
     FACT THAT ACN HAS INTEGRATED NINE PUBLICATIONS IN FOUR ACQUISITIONS SINCE
     MAY 2005. PLEASE CLARIFY WHY THE COMPANY BELIEVES THAT JUST OVER A YEAR OR
     FINANCIAL RESULTS IS AN APPROPRIATE TIME PERIOD TO EVALUATE THE SUCCESS OF
     THESE ACQUISITIONS. IN ADDITION,

Securities and Exchange Commission
May 9, 2007

     PLEASE PROVIDE ADDITIONAL FACTUAL SUPPORT FOR YOUR ASSERTIONS; FOR EXAMPLE,
     DISCLOSE HOW MUCH OPERATING PROFITS HAVE INCREASED, AND OVER WHAT TIME
     PERIOD.

     ACN has completed 5 acquisitions since May 2005 with the recently completed acquisition of the publishing and printing assets of C.M. Media, Inc. This timeframe is limited by the date on which ACN has acquired the first of these publications so the shorter timeframe is the only way of measurement available to ACN. When measuring growth in earnings before interest, taxes, depreciation and amortization ("EBITDA") for the publications acquired via the acquisitions, such publications grew from approximately $1.5 million of EBITDA (for the twelve months prior to the acquisition by ACN) to approximately $3.3 million, or 120%, for the twelve month period ended December 31, 2006.

     Revised disclosure appears on page 128 of the proxy statement.

113. WE NOTE YOUR DISCLOSURE ON PAGE 98 THAT "ACN IS CURRENTLY PARTICIPATING IN
     VARIOUS SALES PROCESSES FOR SEVERAL COMPANIES THAT MEET ITS ACQUISITION
     CRITERIA, SOME OF WHICH COULD BE SIGNIFICANT." PLEASE ELABORATE ON THIS
     STATEMENT TO INDICATE WHERE IN THE PROCESS THESE NEGOTIATIONS ARE,
     INCLUDING WHETHER LETTERS OF INTENT HAVE BEEN SIGNED. WE MAY HAVE FURTHER
     COMMENT.

     The proxy statement has been revised to reflect ACN's acquisition and financing of C.M. Media, Inc. on April 30, 2007. The phrase "ACN is currently participating in various sales processes for several companies that meet its acquisition criteria, some of which could be significant" has been deleted.

114. PLEASE QUANTIFY BY APPROXIMATE RANGES HOW MUCH FINANCING THE COMPANY
     ESTIMATES WILL BE NECESSARY FOR ACQUISITIONS IT IS CONTEMPLATING.

     The proxy statement has been revised to reflect the financing for ACN's acquisition of C.M. Media, Inc. Reference is made to page 154 of the proxy statement.

115. WE NOTE YOUR DISCLOSURE ON PAGE 103 THAT ACN'S NORTHERN VIRGINIA NEWSPAPER
     GROUP PRODUCTS ARE PRINTED BY THIRD PARTY COMMERCIAL PRINTERS. THESE
     ARRANGEMENTS APPEAR TO BE MATERIAL TO ACN. PLEASE REVISE HERE AND ELSEWHERE
     AS APPROPRIATE TO DISCUSS MATERIAL TERMS OF CONTRACTS WITH SUCH PRINTERS,
     INCLUDING COSTS, CONTRACT DURATION, ETC. FOR THOSE LEASES THAT WILL BE UP
     FOR RENEWAL WITHIN ONE TO TWO YEARS, PLEASE CLARIFY WHETHER THE COMPANY
     EXPECTS TO BE ABLE TO RENEW ITS LEASE AT COMPARABLE RATES. IN ADDITION,
     PLEASE COMPARE THESE COSTS AGAINST YOUR IN-HOUSE PRINTING ACTIVITIES.

     ACN believes that any such disclosure could adversely affect its business because of the competitive harm that could result from such disclosure. We respectfully submit that no additional disclosure concerning the contract with the third party commercial printers need be

Securities and Exchange Commission
May 9, 2007

disclosed in the proxy statement. Lease renewals are addressed on page 136 as they relate to Northern Virginia.

116. ON PAGE 105 YOU DISCLOSE THAT YOU HAVE ADDITIONAL PRODUCTION CAPACITY "TO
     ACCOMMODATE THE ACQUISITION OR LAUNCH OF NEW PUBLICATIONS." PLEASE PROVIDE
     AN EXPANDED DISCUSSION OF YOUR PRODUCTION CAPACITY AS WELL AS YOUR EXCESS
     CAPACITY.

     ACN's internal production capacity currently allows for the production of
43 weekly newspapers and one daily newspaper in the Minnesota newspaper group, two daily newspapers, 14 weekly newspapers and six niche publications in the
Dallas newspaper group and 23 weekly publications in the Columbus newspaper group, as well as commercial printing jobs in both Dallas and Columbus.

     Based on hours available in a seven day week, ACN is utilizing approximately 55% and 45% of its press capacity in Minnesota and Dallas, respectively. Additional press labor would need to be added to utilize the unutilized capacity. While it is in the early stages of ownership of the
Columbus newspaper group, given the information that is currently available to
ACN management, it is estimated that Columbus is utilizing approximately 50% of its press capacity.

     Revised disclosure appears on page 136 of the proxy statement.

117. WE NOTE YOUR DISCLOSURE ON PAGE 105 THAT A PORTION OF YOUR PRODUCT
     DISTRIBUTION IS THROUGH THE U.S. POSTAL SERVICE. PLEASE DISCLOSE THE VALUE
     OF YOUR DISTRIBUTION COSTS BOTH IN TOTAL AND THROUGH THE USPS, AND DISCUSS
     HOW SENSITIVE THE COMPANY IS TO RATE CHANGES BY THE USPS.

     ACN's distribution costs through the U.S. Postal Service, as a percentage of total distribution costs in 2006, were approximately 30%. Distribution costs were approximately 14% of ACN's revenue in 2006. A one percent increase in USPS rates would result in a $22,000 annual increase in ACN's operating costs
(excluding Columbus). This is now reflected in the disclosure on page 136.

118. PLEASE CLARIFY YOUR REFERENCES TO "HIGHER HOUSEHOLD PENETRATION" ON PAGE
     106 BY DEFINING THE TERM AND STATING ITS RELEVANCE.

     Higher household penetration refers to ACN's publications being delivered to more households in the specific zip codes that they are delivered in as compared to ACN's competitors. Revised disclosure appears on page 138 of the proxy statement.

119. PLEASE REVISE THE FIRST FULL PARAGRAPH ON PAGE 112 TO IDENTIFY THE "CERTAIN
     MEMBERS OF EXECUTIVE MANAGEMENT" AND THE DATE OF THE 2006 DISTRIBUTIONS,
     AND QUANTIFY THE TOTAL VALUE RECEIVED.

Securities and Exchange Commission
May 9, 2007

     The referenced discussion has been deleted. Please refer to our response to comment 126.

120. IN THIS REGARD, REVISE TO QUANTIFY THE "CONSISTENT VALUATION UTILIZING THE
     DECEMBER 2004 ACQUISITION" THAT WAS USED TO VALUE THE UNITS.

     The referenced discussion has been deleted. Please refer to our response to comment 126.

ACN'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 109

121. THE MD&A SECTION IS ONE OF THE MOST CRITICAL ASPECTS OF YOUR DISCLOSURE. AS
     SUCH, WE ASK THAT YOU REVISE THIS SECTION TO PROVIDE A DETAILED EXECUTIVE
     OVERVIEW TO DISCUSS THE EVENTS, TRENDS, AND UNCERTAINTIES THAT MANAGEMENT
     VIEWS AS MOST CRITICAL TO THE COMPANY'S REVENUES, FINANCIAL POSITION,
     LIQUIDITY, PLAN OF OPERATIONS AND RESULTS OF OPERATIONS. IN AN EFFORT TO
     ASSIST YOU IN THIS REGARD, PLEASE REFER TO THE GUIDANCE IN SEC RELEASE
     33-8350, AVAILABLE ON THE SEC WEBSITE AT
     WWW.SEC.GOV./RULES/INTERP/33-8350.HTM. THIS GUIDANCE IS INTENDED TO ELICIT
     MORE MEANINGFUL DISCLOSURE IN MD&A IN A NUMBER OF AREAS, INCLUDING THE
     OVERALL PRESENTATION AND FOCUS OF MD&A, WITH GENERAL EMPHASIS ON THE
     DISCUSSION AND ANALYSIS OF KNOWN TRENDS, DEMANDS, COMMITMENTS, EVENTS AND
     UNCERTAINTIES, AND SPECIFIC GUIDANCE ON DISCLOSURES ABOUT LIQUIDITY,
     CAPITAL RESOURCES AND CRITICAL ACCOUNTING.

     ACN's Management's Discussion and Analysis of Financial Condition and
Results of Operations has been modified to reflect a more detailed executive overview of ACN discussing events, trends, and uncertainties that management views as most critical to ACN's revenues, financial position, liquidity, plan of operations and results of operations pursuant to the guidance set forth in SEC
Release 33-8350.

122. WHILE YOUR DISCUSSION OF THE RESULTS OF OPERATIONS DISCUSSES INTERMEDIATE
     EFFECTS OF CERTAIN TRENDS AND EVENTS ON ACN'S OPERATIONS, THE ANALYSIS
     GENERALLY DOES NOT DISCUSS THE REASONS UNDERLYING THOSE INTERMEDIATE
     EFFECTS AND DOES NOT GO INTO MUCH DETAIL. PLEASE EXPAND YOUR DISCUSSION
     ACCORDINGLY. IN THIS REGARD WE ARE NOT MERELY LOOKING FOR A REGURGITATION
     OF THE FINANCIAL STATEMENTS; RATHER, WE ARE LOOKING FOR A NARRATIVE
     DISCUSSION THAT EXPLAINS THE UNDERLYING BUSINESS EVENTS WHICH IMPACTED YOUR
     FINANCIAL RESULTS. THIS COMMENT IS APPLICABLE FOR ALL PERIODS.

     The disclosures in the results of operations have been revised as requested.

123. PLEASE PROVIDE ADDITIONAL DISCLOSURE CONCERNING THE COMPANY'S RECENT
     ACQUISITION ACTIVITIES, INCLUDING, BUT NOT LIMITED TO, THE COST OF THE
     VARIOUS ACQUISITIONS, THE SPECIFIC PAPERS ACQUIRED, AND THE TYPE OF
     CONSIDERATION USED.

Securities and Exchange Commission
May 9, 2007

     The disclosures on ACN's recent acquisition activities have been revised as requested.

124. WE NOTE YOUR DISCLOSURE ON PAGE 109 AND ELSEWHERE INDICATING THAT ACN
     PURCHASED THE ASSETS OF YOUR PREDECESSOR ENTITY IN 2004. PLEASE DISCLOSE
     HERE AND ELSEWHERE AS APPROPRIATE THE PARTIES, INCLUDING FINANCIAL
     ENTITIES, AND MATERIAL TERMS OF THE ACQUISITION, SUCH AS THE TOTAL PURCHASE
     PRICE, ANY EQUITY DISTRIBUTIONS, BOARD REPRESENTATION, ETC. DISCLOSE
     WHETHER THE PRICE WAS INDEPENDENTLY NEGOTIATED.

     The disclosures on ACN's acquisition of the assets of its predecessor entity have been revised as requested.

125. PLEASE ADDRESS ANY IMPACT THAT A CHANGE IN CORPORATE STATUS FROM AN LLC
     WILL HAVE ON YOUR FUTURE OPERATING RESULTS.

     As a result of the transaction with Courtside, the assets of ACN will be owned by a subchapter "C" corporation, as opposed to ACN's current status as a limited liability company. This will result in income taxes being a liability of the subchapter "C" corporation and recorded on Courtside's financial statements, if taxable income is generated, versus being a liability of the individual members of the limited liability company and not recorded on ACN's financial statements as is the current treatment. The disclosures have been revised as requested to reflect this.

CRITICAL ACCOUNTING POLICY DISCLOSURE, PAGE 111

126. WE NOTE YOUR DISCLOSURES UNDER "VALUATION OF PRIVATELY-HELD COMPANY EQUITY
     SECURITIES ISSUED AS COMPENSATION". SINCE THE PARENT OF ACN, ACN HOLDING
     LLC, IS THE ENTITY ISSUING SECURITIES (TO ACN EXECUTIVES), IT IS NOT CLEAR
     TO US WHY YOU HAVE INCLUDED DISCLOSURE AS TO HOW THESE SECURITIES ARE
     VALUED. IT WOULD APPEAR THAT MORE RELEVANT DISCLOSURE WOULD RELATE TO THE
     SHARE BASED COMPENSATION ATTRIBUTABLE TO THE OPTIONS THAT WILL BE GRANTED
     TO THE ACN EXECUTIVE OFFICERS UNDER THE EMPLOYMENT AGREEMENTS ENTERED INTO
     IN CONJUNCTION WITH THE PROPOSED MERGER. PLEASE REVISE YOUR DISCLOSURE
     ACCORDINGLY, OR EXPLAIN WHY YOU BELIEVE THE CURRENT DISCLOSURE IS RELEVANT.

     The referenced discussion has been deleted. Information about the share-based compensation that will be granted to the ACN executive officers is disclosed on page __.

RESULTS OF OPERATIONS, PAGE 114

127. PLEASE EXPAND YOUR DISCLOSURES IN MD&A TO EXPLAIN THE REASONS UNDERLYING
     SIGNIFICANT CHANGES IN THE FINANCIAL STATEMENT LINE ITEMS. FOR EXAMPLE, WE
     NOTE THE FOLLOWING:

Securities and Exchange Commission
May 9, 2007

     o    ON PAGES 113 AND 114, NO EXPLANATION IS PROVIDED REGARDING THE
          REASON(S) FOR THE INCREASE IN ADVERTISING REVENUE IN ACN'S SAME
          PROPERTY PUBLICATIONS OF $2.3 MILLION IN 2006 AND $2.2 MILLION IN
          2005.

     o    ON PAGE 114, NO REASON IS DISCLOSED FOR THE INCREASE IN BAD DEBT
          EXPENSE OF $0.4 MILLION IN 2006.

     o    ON PAGE 115, NO REASON IS DISCLOSED FOR THE $0.9 MILLION INCREASE IN
          SAME PROPERTY OPERATING COSTS IN 2005.

          All of the referenced disclosures have revised to provide
          explanations.

128. PLEASE REVISE YOUR TEXT TO MORE CLEARLY DISTINGUISH THE REVENUE AND COST
     INCREASES ASSOCIATED WITH YOUR 2005 ACQUISITIONS FROM YOUR ON-GOING
     OPERATING ACTIVITIES.

     The disclosures have been revised as requested to more clearly distinguish the revenue and cost increases from ACN's 2005 acquisitions and the acquisition of Amendment I, Inc. in 2006.

129. PLEASE REVISE TO PROVIDE A MORE DETAILED DISCUSSION OF YOUR DISCONTINUED
     OPERATIONS, INCLUDING THE TERMS OF SALE FOR THE KANSAS CITY NEWSPAPER
     GROUP, AND THE REASONING BEHIND MANAGEMENT'S DECISION TO EXIT THAT MARKET.

     The disclosures have been revised as requested to provide a more detailed discussion of ACN's discontinued operations and the sale of its Kansas City newspaper group.

130. PLEASE PROVIDE A MORE DETAILED EXPLANATION OF THE INCREASE IN YOUR
     ALLOWANCE FOR DOUBTFUL ACCOUNTS AS OF DECEMBER 31, 2006 COMPARED TO JANUARY
     1, 2006.

     The discussion of selling, general and administrative expenses on page 148 has been revised in response to this comment.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 115

131. PLEASE REVISE YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES TO PROVIDE
     ENHANCED ANALYSIS AND EXPLANATION OF THE SOURCES AND USES OF CASH AND
     MATERIAL CHANGES IN PARTICULAR ITEMS UNDERLYING THE MAJOR CAPTIONS REPORTED
     IN YOUR FINANCIAL STATEMENTS, RATHER THAN A RECITATION OF THE ITEMS IN THE
     CASH FLOW STATEMENTS.

     The disclosure has been revised as requested to provide an enhanced analysis of sources and uses of cash.

132. PLEASE DISCLOSE WHETHER THE COMPANY HAS VIOLATED ANY OF ITS DEBT COVENANTS
     FOR THE PERIODS COVERED BY THE FINANCIAL STATEMENTS.

Securities and Exchange Commission
May 9, 2007

     The disclosure has been revised as requested to explain this.

133. PLEASE PROVIDE MORE DETAILED DISCLOSURE CONCERNING THE COMPANY'S USE OF
     INTEREST RATE SWAPS AND CAPS. IN THIS REGARD WE REFER YOU TO FS-10 NOTE B
     OF ACN'S FINANCIAL STATEMENTS.

     The disclosure has been revised as requested to explain this.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, PAGE 118

134. WE NOTE THAT YOUR DISCLOSURE INDICATES THAT THE AMOUNTS INCLUDE ESTIMATED
     INTEREST PAYMENTS, YET THE DISCLOSED LONG TERM DEBT OBLIGATIONS APPEAR TO
     CONSIST ONLY OF REQUIRED PRINCIPAL PAYMENTS. PLEASE REVISE YOUR DISCLOSURE
     TO INCLUDE THE ESTIMATED INTEREST PAYMENTS BASED ON THE APPLICABLE INTEREST
     RATES AS OF DECEMBER 31, 2006.

     The disclosure has been revised as requested to provide this.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, PAGE 120

135. WE NOTE YOUR DISCLOSURE OF THE PRO FORMA FLOATING RATE DEBT OF $79.3
     MILLION ESTIMATED TO BE OUTSTANDING AT JUNE 30, 2007. PLEASE TELL US HOW
     THIS DISCLOSURE IS CONSISTENT WITH THE REQUIREMENTS OF ITEM 305 OF
     REGULATION S-K, WHICH REQUIRES DISCLOSURES AS OF THE MOST RECENT FISCAL
     YEAR-END, AND REVISE YOUR DISCLOSURES AS APPROPRIATE.

     The disclosure has been revised as requested to reflect the balances and effects as of December 31, 2006.

ADJUSTED EBITDA AND PRO FORMA ADJUSTED EBITDA, PAGE 120

136. ON PAGE 122 WE NOTE YOUR RECONCILIATION OF THE NON-GAAP MEASURES TO INCOME
     (LOSS) FROM CONTINUING OPERATIONS. ARTICLE 10(E)(I)(A) OF REGULATION S-K
     STATES YOU MUST INCLUDE A RECONCILIATION OF YOUR NON-GAAP MEASURE TO THE
     MOST DIRECTLY COMPARABLE FINANCIAL MEASURE IN ACCORDANCE WITH GAAP. INCOME
     (LOSS) FROM CONTINUING OPERATIONS WOULD NOT APPEAR TO BE THE MOST DIRECTLY
     COMPARABLE GAAP FINANCIAL MEASURE BECAUSE EBITDA MAKES ADJUSTMENTS FOR
     ITEMS NOT INCLUDED IN OPERATING INCOME. PLEASE REVISE TO INCLUDE A
     RECONCILIATION OF ADJUSTED EBITDA AND PRO FORMA ADJUSTED EBITDA TO NET
     INCOME (LOSS). REFER TO QUESTION 15 OF FREQUENTLY ASKED QUESTIONS REGARDING
     THE USE OF NON-GAAP FINANCIAL MEASURES, DATED JUNE 13, 2003, AVAILABLE AT
     WWW.SEC.GOV.

     The table has been revised to comply with the requirements of Article
10(e)(i)(A).

Securities and Exchange Commission
May 9, 2007

BENEFICIAL OWNERSHIP OF SECURITIES, PAGE 123

137. THE FOOTNOTE DISCLOSURE IN THIS SECTION SUGGESTS THAT THE SHARES OWNED BY
     MESSRS. MAYER AND SARDOFF CONTAIN VESTING PROVISIONS, AND IT IS UNCLEAR
     WHAT, IF ANYTHING, WAS PAID FOR THE SHARES TRANSFERRED BY MESSRS. GOLDSTEIN
     AND GREENWALD. PLEASE REVISE TO CLARIFY WHETHER MESSRS. MAYER AND SARDOFF
     PAID CASH FOR THEIR SHARES ON THE SAME TERMS AS THE OTHER INITIAL
     INVESTORS. IF NOT, PLEASE REVISE THE DISCLOSURE UNDER DIRECTOR COMPENSATION
     AND ELSEWHERE AS APPROPRIATE TO CLARIFY WHETHER THESE SHARES ARE EQUITY
     BASED COMPENSATION.

     The footnote disclosure has been revised as requested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 125

138. WE NOTE THE STATEMENT IN YOUR FORM 10-QSB THAT COURTSIDE "ENGAGES AND
     PROPOSES TO ENGAGE IN ORDINARY COURSE BANKING RELATIONSHIPS ON CUSTOMARY
     TERMS WITH ALPINE CAPITAL BANK." PLEASE REVISE TO DISCLOSE SUCH
     RELATIONSHIPS, INCLUDING THE ACCOUNT OF NON-TRUST ASSETS.

     The requested disclosure has been provided at page 164.

139. PLEASE REVISE THE FOURTH TO LAST PARAGRAPH ON PAGE 126 TO QUANTIFY
     OUT-OF-POCKET EXPENSES AS OF THE MOST RECENT PRACTICABLE DATE.

     The requested disclosure has been provided at page 164.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, PAGE FS-2

140. PLEASE REVISE TO PROVIDE A SIGNED AUDIT REPORT IN YOUR NEXT AMENDMENT, AS
     THE CURRENT AUDIT REPORT DOES NOT REFLECT THE ACCOUNTANT'S NAME OR
     CONFORMED SIGNATURE.

     The audit report has been corrected to include the accountant's name and conformed signature.

FINANCIAL STATEMENTS, PAGE FS-3

141. PLEASE NOTE THE UPDATING REQUIREMENTS FOR THE FINANCIAL STATEMENTS AND
     RELATED DISCLOSURES PURSUANT TO RULE 3-12 OF REGULATION S-X.

     First quarter 2007 financial statements have been provided as part of our response for Courtside, ACN and the recently acquired Columbus newspaper group.
In addition, audited financial statements for the 2005 acquisition of Suburban
Washington Newspapers, Inc. have been added to meet the required significance tests.

Securities and Exchange Commission
May 9, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE FS-4

142. REVISE TO STATE THE NATURE OF THE REVENUE THAT IS LISTED DIRECTLY UNDER
     CIRCULATION REVENUE.

     We have revised to properly state as "commercial printing and other".

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE FS-8 INTANGIBLES AND
OTHER ASSETS, PAGE FS-9

143. REVISE TO DISCLOSE THE WEIGHTED-AVERAGE AMORTIZATION PERIOD IN ACCORDANCE
     WITH PARAGRAPH 44A(3) OF SFAS 142.

     We have revised the footnote disclosure to reflect customer related intangibles are being amortized over their weighted average expected lives of 10 years.

REVENUE RECOGNITION, PAGE FS-10

144. REVISE YOUR FOOTNOTES TO DISCLOSE HOW AND WHEN YOU MEET THE FOUR CRITERIA
     OUTLINED IN SAB TOPIC 13 FOR RECOGNIZING REVENUE FOR EACH
     REVENUE-GENERATING ACTIVITY. REVISE YOUR RELATED DISCLOSURES IN MD&A AS
     WELL.

     SAB Topic 13 requires (i) persuasive evidence of an arrangement exists,
(ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured. To address the existence of these four criteria for ACN's revenue generating activities, the following additions have been made to the footnotes.

     In specifically addressing SAB Topic 13, persuasive evidence of an arrangement with ACN's customers exists due to written subscription and advertising orders and commercial printing contracts from customers. Delivery has occurred or services have been rendered as a result of advertising being published in ACN's newspapers or websites, newspapers being delivered to subscribers or single copy customers and commercial printing jobs being delivered or picked up by the customer. ACN's price to the buyer is fixed or determinable through ACN's published advertising and circulation rate cards and customer orders or commercial print price quotes, all of which are agreed to by the customer. Collectibility is reasonably assured as all circulation revenue is prepaid, a significant portion of our advertising and commercial printing revenue is prepaid for new customers with no credit history with ACn, and existing, long term customers with payment histories with ACN are granted credit with ACN based on their past ability to pay ACN.

     As it relates to advertising revenue, the following change has been made:
"Advertising revenue is recognized upon publication of the advertisement."

     As it relates to commercial printing revenue, the following change has been made: "Revenue for commercial printing is recognized upon delivery."

     We believe these additions to the revenue recognition policy should clarify the methods and criteria ACN uses for revenue recognition.

Securities and Exchange Commission
May 9, 2007

NOTE C - ACQUISITION AND DISPOSITIONS, PAGE FS-11

145. PLEASE REVISE YOUR DISCLOSURE TO ADDRESS THE FOLLOWING WITH RESPECT TO THE
     DISCLOSED ACQUISITIONS:

     o    DISCLOSE THE NAME OF THE COMPANIES ACQUIRED IN 2005 AND 2006 IN
          ACCORDANCE WITH PARAGRAPH 51A OF SFAS 141.

          The disclosure has been revised to reflect the names of the companies.

     o    DISCLOSE THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT
          RESULTED IN RECOGNITION OF GOODWILL FOR THE COMPANIES ACQUIRED, IN
          ACCORDANCE WITH PARAGRAPH 51B OF SFAS 141.

     Each purchase price was the result of arm's length negotiations between ACN and the independent seller. The basis for the purchase price was a model based on projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, ACN relied on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data.
The methodology utilized by the third party independent analysis on the original
2004 acquisition was utilized to estimate the fair values of the assets acquired and liabilities assumed. Portions of the cost were assigned to tangible assets and identifiable and separately recognized intangible assets, based on the fair values of the individual assets. The cost of the acquisitions exceeded the fair value of the identifiable assets less the liabilities assumed, which resulted in the excess recognized as goodwill.

          The disclosure has been revised to reflect this.

     o    STATE THE PERIOD FOR WHICH THE RESULTS OF OPERATIONS ARE INCLUDED FOR
          EACH ACQUIRED ENTITY AS REQUIRED BY PARAGRAPH 51C OF SFAS 141.

     The disclosure has been revised to reflect that purchase accounting was utilized by ACN and the results of operations of each of the acquired entities are included in ACN's results for the period beginning with the date of acquisition.

     o    IT APPEARS THAT CASH WAS PAID FOR EACH ACQUISITION. PLEASE REVISE YOUR
          DISCLOSURE TO INDICATE THIS, OR PROVIDE THE OTHER INFORMATION REQUIRED
          BY PARAGRAPH 51D OF SFAS 141.

          The disclosure has been revised to reflect that cash was paid for each acquisition.

     o    PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPHS 54-55 OF SFAS 141, OR
          TELL US WHY YOU BELIEVE THAT NO DISCLOSURES ARE REQUIRED. WE NOTE THAT
          YOUR

Securities and Exchange Commission
May 9, 2007

          DISCLOSURES ON PAGE 122 INCLUDE ADJUSTMENTS TO PRESENT THE RESULTS OF
          OPERATIONS FOR THE ACQUIRED ENTITIES ON A PRO FORMA BASIS AS OF THE
          BEGINNING OF EACH PERIOD PRESENTED.

     The disclosure has been revised to reflect pro forma revenue and net income from continuing operations for 2005 and 2006.

146. REVISE TO DISCLOSE THE CARRYING AMOUNT OF THE MAJOR CLASSES OF ASSETS AND
     LIABILITIES INCLUDED AS PART OF THE DISPOSAL OF THE KANSAS CITY NEWSPAPER
     GROUP, IN ACCORDANCE WITH PARAGRAPH 47A OF SFAS 144.

     The disclosure has been revised to reflect the major classes of assets and liabilities included as part of the disposal of the Kansas City newspaper group as of the acquisition date.

NOTE F - GOODWILL, INTANGIBLES, AND OTHER ASSETS, PAGE FS-13

147. PER NOTE C, YOU RECORDED $55,724,708 OF GOODWILL IN 2004 IN CONNECTION WITH
     THE ACQUISITION OF AMERICAN COMMUNITY NEWSPAPERS. HENCE, PLEASE TELL US WHY
     THE OPENING GOODWILL BALANCE AS OF JANUARY 1, 2006 EQUALS $46,918,763.
     PROVIDE US WITH ANY RECONCILING ITEMS INCLUDING GOODWILL IMPAIRMENT. ALSO,
     WE NOTE THE GROSS INTANGIBLE ASSETS BALANCE AS OF JANUARY 1, 2006 IS
     MATERIALLY LESS THAN THE $27,828,837 OF INTANGIBLE ASSETS ACQUIRED IN 2004
     AND 2005, PER NOTE C. PLEASE CLARIFY THE REASON FOR THESE DIFFERENCES AND
     REVISE YOUR DISCLOSURES AS APPROPRIATE. ALSO, PLEASE CONSIDER REVISING YOUR
     DISCLOSURE TO SEPARATELY PRESENT ASSETS WHICH ARE UNRELATED TO ACQUISITIONS
     (E.G. - OTHER ASSETS, INTEREST RATE CAP).

     The opening goodwill balance for the year ended January 1, 2006 (fiscal
2005) was $46,918,763, as compared to the balance at December 26, 2004 of
$55,724,708. The difference of $8,805,945 represents goodwill disposed of in the
Kansas City divestiture which was treated as an asset held for sale in the opening goodwill balance for the year ended January 1, 2006 (fiscal 2005) and as such not included as goodwill. There was no goodwill impairment. Disclosure has been revised and clarified to reflect this.

     Disclosure has been revised to reflect the change to the presentation of other assets in the footnote.

NOTE L - COMMITMENTS AND CONTINGENCIES, PAGE FS-18

148. WE NOTE YOUR DISCUSSION ON PAGE 107 RELATED TO ENVIRONMENTAL MATTERS.
     REVISE THE FOOTNOTES TO THE FINANCIAL STATEMENTS TO DISCUSS ANY
     ENVIRONMENTAL REMEDIATION LIABILITY YOU HAVE AND TELL US HOW YOU DETERMINED
     THE LIABILITY SHOULD BE RECOGNIZED. IF YOU HAVE NOT RECORDED ANY
     ENVIRONMENT LIABILITY, PLEASE DISCUSS HOW YOU CONCLUDED NO LIABILITY WAS
     NECESSARY. DESCRIBE YOUR CONSIDERATION OF ALL RELEVANT

Securities and Exchange Commission
May 9, 2007

     FACTS AND CIRCUMSTANCES. REFER TO SOP 96-1 AND SAB TOPIC 5Y AND EXPLAIN HOW
     YOU HAVE ADDRESSED THE RELEVANT GUIDANCE AND THE BASIS FOR YOUR ACCOUNTING
     TREATMENT.

     ACN has engaged a third party to conduct Phase I environmental assessments on all of its owned or leased properties that have printing operations. Based on the results of these studies, there was no environmental contamination or remediation liability noted and, accordingly, no liabilities have been recorded and no loss is expected. The proxy statement has been revised to state as such.

STATEMENT OF OPERATIONS, PAGE F-22

149. PLEASE REVISE TO ELIMINATE ANY REFERENCE TO INTEREST AND DIVIDEND INCOME
     BEING CLASSIFIED AS REVENUE IN THE FINANCIAL STATEMENTS, SINCE IT WOULD
     APPEAR THAT SUCH AMOUNTS ARE NON-OPERATING IN NATURE.

     The Statement of Operations has been revised to appropriately state interest and dividend income after expenses.

ANNEXES

ANNEX A ASSET PURCHASE AGREEMENT

150. PLEASE REVISE YOUR SCHEDULE 14A DISCLOSURE TO ADDRESS CLAUSE 1.2 OF YOUR
     PURCHASE AGREEMENT SPECIFICALLY DISCLOSING WHICH ACN ASSETS ARE BEING
     EXCLUDED AND ANY IMPACT THAT THESE EXCLUSIONS WILL HAVE ON YOUR ABILITY TO
     OPERATE THE ACN BUSINESS GOING FORWARD.

     A description of the excluded assets now appears beginning at the bottom of page 42.

151. WE NOTE THAT SCHEDULE 4.1 PERMITS ACN TO SELL TWO OF ITS PROPERTIES. PLEASE
     REVISE TO INDICATE THE STATUS OF ANY SUCH SALES, INCLUDING A DESCRIPTION OF
     THE ASSETS, ANY PROCEEDS AND ANY ARRANGEMENTS WITH RESPECT TO THE COMBINED
     COMPANY AFTER THE TRANSACTION.

     On March 15, 2007, ACN entered into a Purchase and Sale Agreement pursuant to which it expects to sell real property owned by it and located at 140 13th
Street, Albany, Minnesota, for $162,500 sometime in May 2007. ACN's lenders have agreed to release their lien on such property upon consummation of the sale. We respectfully submit that since the amount of this transaction is less than 0.1%
of the purchase price to be paid by Courtside for ACN, no disclosure of this transaction need be included in the proxy statement. Currently, ACN is not in any negotiations for the sale of the second property.

Securities and Exchange Commission
May 9, 2007

ANNEX H

152. PLEASE REVISE YOUR EMPLOYMENT AGREEMENT DISCLOSURES TO MORE FULLY REFLECT
     THE TERMS OF THE APPLICABLE EMPLOYMENT AGREEMENTS. FOR EXAMPLE, BUT WITHOUT
     LIMIT, PLEASE REVISE PAGE 85 TO DISCUSS THE EXECUTIVE HEALTH BENEFITS, TERM
     OF THE AGREEMENTS, TERMINATION PROVISIONS, SEVERANCE, VESTING, ETC.

     The employment agreement discussion that now begins on page 113 has been revised as requested.

ANNEX G

153. PLEASE FILE A VALIDLY EXECUTED COPY OF YOUR TAX OPINION.

     The signature on Annex H has been conformed. The original signed opinion will be dated the closing date and delivered to Courtside.

154. THE TAX OPINION INCLUDED AS ANNEX G INDICATES THAT IT "IS FURNISHED TO YOU
     FOR YOUR BENEFIT IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE
     ASSET PURCHASE AGREEMENT AND MAY NOT BE RELIED UPON BY ANY OTHER PERSON OR
     USED FOR ANY OTHER PURPOSE WITHOUT OUR PRIOR WRITTEN CONSENT." AS THE
     LETTER ITSELF IS NOT SPECIFICALLY DIRECTED TO THE COMPANY'S SHAREHOLDERS,
     THIS LANGUAGE WOULD APPEAR TO EXCLUDE SHAREHOLDERS FROM BEING ABLE TO RELY
     ON THE OPINION. PLEASE REVISE THIS LANGUAGE ACCORDINGLY, OR ADVISE WHY NO
     REVISE IS NECESSARY.

     We have revised the next-to-last paragraph of the opinion to state that it is for the benefit of both Courtside and its stockholders.

EXCHANGE ACT REPORTS FORM 10-KSB

155. WE NOTE THAT THE COMPANY HAS USED FORM 10-KSB FOR ITS ANNUAL REPORTS FOR
     DECEMBER 31, 2006 AND 2005, AND FORM 10-QSB FOR ITS QUARTERLY REPORTS.
     PLEASE PROVIDE US WITH SUPPORT FOR YOUR CONCLUSION THAT THE COMPANY WAS A
     SMALL BUSINESS ISSUER DURING THESE TIME PERIODS. SEE RULE 12B-2 OF THE
     EXCHANGE ACT. IF THE COMPANY CONCLUDES THAT IT WAS NOT A SMALL BUSINESS
     ISSUER DURING THESE PERIODS, PLEASE AMEND YOUR DOCUMENTS ON AN APPROPRIATE
     FORM.

     A small business issuer is defined under Item 10 of Regulation S-B as a company that meets all of the following: (i) has revenues of less than
$25,000,000; (ii) is a US or Canadian issuer; (iii) is not an investment company and is not an asset-backed issuer; and (iv) if a majority owned subsidiary, the parent corporation is also a small business issuer. Courtside meets all of these tests. With respect to the exclusion that provides that a company is not a small business issuer is if it has a public float of $25,000,000 or more, the "Note"
to Item 10 of Regulation S-

Securities and Exchange Commission
May 9, 2007

B indicates that, in the case of an initial public offering of securities, the public float shall be computed on the basis of the number of shares outstanding prior to the offering (in this case, 3,000,000 shares) and the estimated public offering price of the securities (in this case, $6.00), which gave a public float of $18,000,000 at the time of the IPO and enabled it to report as a small business issuer for two years (in accordance with Item 10(a)(2)(iii) of
Regulation S-B). We note, however, that, as Courtside's public float exceeded
$25,000,000 at the end of two consecutive years, it is no longer a small business issuer and, consequently, its quarterly report for the quarter ended
March 31, 2007 will be on Form 10-Q and not on Form 10-QSB. But its prior reports, which used the small business forms, were correct at the times they were filed.

FORM 8-K, FILED JANUARY 25, 2007

156. IN A COMPANY PRESS RELEASE, INCLUDED AS EXHIBIT 99.1, YOU STATE THAT ACN
     HAS "EXPERIENCED A COMPOUNDED ANNUAL GROWTH RATE IN REVENUE AND ADJUSTED
     EBITDA FROM 2004 TO FISCAL 2006 OF 7.1% AND 20.6%." YOU ALSO INDICATE ON
     PAGE 51 THAT ACN EXPERIENCED "AVERAGE ORGANIC EBITDA GROWTH RATES FOR 2005
     AND 2007 ... [OF] 15.4% AND 15.9%, RESPECTIVELY." PLEASE REVISE THE PROXY
     STATEMENT TO CLARIFY THESE DISCLOSURES.

     The information in the press release and that in the proxy statement address two different growth rate measurements and different measurement periods. The press release referred to the compounded growth rate of Adjusted
EBITDA from 2004 to 2006. The proxy statement refers to organic EBITDA growth rates for 2005 and 2007 for ACN (for the January 22nd opinion), separately for each year over the prior year, which are annual (not compounded) amounts. The proxy statement refers to the average organic EBITDA growth rates for the comparable companies for the same periods (2005 and 2007).The discussion on pages 73 and 74 (formerly page 51) has been revised to clarify certain figures.

COMPANY ACKNOWLEDGMENT

     As requested at the close of the comment letter, we confirm the following on behalf of Courtside:

     1. Courtside is responsible for the adequacy and accuracy of the disclosure in the filing:

     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

     3. Courtside may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to your response to this filing.

                                                      Very truly yours,

                                                      /s/ Noah Scooler
                                                      Noah Scooler